Exhibit 99.4

SUPPLEMENTAL INFORMATION FOR HOLDERS OF AMERICAN DEPOSITARY SHARES TO ACCOMPANY THE INVITATION AND AGENDA FOR THE 2019 ANNUAL GENERAL MEETING

In this letter (1) “FMC AG & Co. KGaA”, the “Company”, “we” or “our” refer to Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares, (2) “Fresenius Medical Care AG” and “FMC-AG” refer to us as a German stock corporation before the transformation of our legal form into a partnership limited by shares; (3) “Fresenius SE” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation. Each of “Management AG”, “FMC Management AG” and the “General Partner” refers to Fresenius Medical Care Management AG, FMC-AG & Co. KGaA’s general partner and a wholly owned subsidiary of Fresenius SE. “Management Board” and “our Management Board” refer to the members of the management board of Management AG and, except as otherwise specified, “Supervisory Board” and “our Supervisory Board” refer to the supervisory board of FMC-AG & Co. KGaA. “THOUS” is used to denote the presentation of amounts in thousands and “M” is used to denote the presentation of amounts in millions. Share data are presented in actual amounts.

As a foreign private issuer under the rules and regulations of the United States (“U.S.”) Securities and Exchange Commission (“SEC”), we are not subject to the SEC’s Proxy Rules. However, under the stipulations of the Pooling Agreement among us, Fresenius SE & Co. KGaA, our general partner and our independent directors, FMC AG & Co. KGaA has agreed that in connection with any exercise of voting or consent rights by our shareholders, we will furnish to the SEC and make available for holders of our American Depositary Shares (“ADSs”) information which is generally comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA; (ii) Trading Markets for our Securities; (iii) Directors and Senior Management; (iv) Compensation of the Management Board and the Supervisory Board; (v) Options to Purchase Our Securities, and (vi) Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA. The above information contained in this letter, as well as the information in item (vii) “Principal Accountant Fees and Services,” has been derived principally from our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC (our “2018 20-F”). Our 2018 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.freseniusmedicalcare.com on the “News and Publications” page. The information in this letter supplements the information in the accompanying convenience translation of the Agenda and Invitation to the Annual General Meeting (“AGM”) to be held on May 16, 2019 (the “2019 AGM Invitation”) and the other reports furnished with the 2019 AGM Invitation.

(i)                                    Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA

Security ownership of certain beneficial owners of Fresenius Medical Care

Our outstanding share capital consists of shares issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depositary Receipt (“ADR”) form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns.

Since we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Securities and Exchange Act of 1934. However, persons who become “beneficial owners” of more than 5% of our shares are required to report their beneficial ownership pursuant to Section 13(d) of the Securities and Exchange Act of 1934.

In addition, under Article 19(1) of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation or “MAR”), persons discharging managerial responsibilities within an issuer of shares, as well as persons closely associated with them, are obliged to notify the issuer and the competent authority, i.e. for the Company as issuer, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”), of every transaction conducted on their own account relating to the shares or debt instruments of the issuer or to derivatives or other financial instruments linked thereto no later than three business days after the date of the transaction. Persons discharging managerial responsibilities, inter alia, include the members of management as well as supervisory boards.

In addition, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are, under Sections 33, 34 of the German Securities Trading Act (Wertpapierhandelsgesetz or “WpHG”), obligated to notify the company of held or attributed holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply pursuant to Section 38 of the WpHG to the direct or indirect holder of instruments granting an unconditional right to acquire voting rights when due or providing discretion as to the acquisition of shares or instruments that have a similar economic effect as well as pursuant to Section 39 of the WpHG to the aggregate of held or attributed voting rights and instruments (in each case excluding the 3% threshold). For threshold notifications furnished to us by third parties please see note 17 of the notes to the consolidated financial statements included in our 2018 20-F.

We have been informed that as of February 11, 2019, Fresenius SE owned 94,380,382, 30.75% of our shares. As the sole shareholder of our General Partner, Fresenius SE is barred from voting its shares on certain matters, including the election of our Supervisory Board. See Item 16G, “Corporate governance — Supervisory Board” in our 2018 20-F. Subject to any applicable statutory limitations, all of our outstanding shares have the same voting rights.

According to a Schedule 13G filed by BlackRock, Inc. on February 4, 2019, the various BlackRock entities named in the Schedule 13G are the beneficial owners of a total of 19,847,628 shares, or 6.4% of our shares.

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2018, 21,185,060 ADSs, each representing one half of a share, were held of record by 2,827 U.S. holders. For more information regarding ADRs and ADSs see Item 10B, “Articles of Association — Description of American depositary receipts” in our 2018 20-F.

Security ownership of certain beneficial owners of Fresenius SE

Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the WpHG, holders of voting securities of a German company listed on the regulated market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify a company of certain levels of holdings, as described above.

The Else Kröner-Fresenius-Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else Kröner-Fresenius-Stiftung owns approximately 26.30% of the Fresenius SE ordinary shares. See item (vi), “Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA” below.

(ii)                                Trading Markets for our Securities

The principal trading market for our shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996. Trading in the ordinary shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (International Financial Reporting Standards, “IFRS,” or U.S. Generally Accepted Accounting Principles “U.S. GAAP”); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 30 major German stocks.

ADSs representing the ordinary shares of Fresenius Medical Care AG had been listed on the New York Stock Exchange (“NYSE”) since October 1, 1996. Trading in the ADSs representing the ordinary shares of FMC AG & Co. KGaA on the NYSE, under the symbol FMS, commenced in February of 2006. Effective December 3, 2012, we effected a two-for-one split of our outstanding ADSs, which changed the ratio our ADSs to shares from one ADSs representing one share to two ADSs representing one share. The Depositary for the ADSs is Bank of New York Mellon (the “Depositary”). For more information regarding ADRs see Item 10B. “Articles of Association — Description of American Depositary Receipts” in our 2018 20-F.

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the six German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time (“CET”). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers.

Deutsche Börse AG publishes information for all traded securities on the Internet, http://www.deutsche-boerse.com.

Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade except for trades executed on Xetra International Markets, the European Blue Chip segment of Deutsche Börse AG, which settle on the third business day following a trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelsüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

BaFin, an independent federal authority, is responsible for the general supervision of securities trading pursuant to MAR, WpHG and other applicable laws.

The table below sets forth for the periods indicated, the high and low closing sales prices in euro for our shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. All shares on German stock exchanges trade in euro.

As of March 28, 2019, the closing price for shares traded on XETRA was €70.96.

Price per share of FME:GR
in €

		High	Low
2019	March (through March 28,2019)	70.96	66.42
2019	February	70.58	63.72
2019	January	64.36	55.58
2018	December	73.78	56.64
	November	75.62	66.30
	October	91.42	68.92
	September	89.66	85.80
	August	91.24	83.64
2018	Fourth quarter	91.42	56.64
	Third quarter	91.24	82.38
	Second quarter	88.50	80.90
	First quarter	93.00	79.40
2017	Fourth quarter	88.57	80.88
	Third quarter	85.94	76.53
	Second quarter	88.90	77.97
	First quarter	82.20	74.69
2018	Annual	93.00	56.64
2017	Annual	88.90	74.69
2016	Annual	85.65	71.62
2015	Annual	83.13	60.57
2014	Annual	61.85	47.15

Trading on the New York Stock Exchange

As of March 28, 2019, the closing price for the ADSs traded on the NYSE was $39.75.

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs on the NYSE.

Price per share of FMS.US
in $

		High	Low
2019	March (through March 28,2019)	40.67	37.38
2019	February	39.93	36.48
2019	January	36.74	31.10
2018	December	41.89	31.30
	November	43.17	37.53
	October	52.82	38.92
	September	52.19	50.00
	August	53.37	47.56
2018	Fourth quarter	52.82	31.30
	Third quarter	53.37	47.56
	Second quarter	52.78	49.17
	First quarter	57.51	49.78
2017	Fourth quarter	52.72	47.74
	Third quarter	49.48	44.95
	Second quarter	49.90	41.50
	First quarter	42.74	39.70
2018	Annual	57.51	31.30
2017	Annual	52.72	39.70
2016	Annual	47.43	38.37
2015	Annual	45.72	35.96
2014	Annual	37.63	32.06

Dividends

We generally pay annual dividends on our shares in amounts that we determine on the basis of FMC-AG & Co. KGaA’s prior year’s retained earnings (Bilanzgewinn) as shown in the statutory unconsolidated financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). The payment of dividends is subject to a resolution of the general meeting of shareholders. Our goal is for the dividend development to be closely aligned with our growth in basic earnings per share, while maintaining dividend continuity.

The General Partner and our Supervisory Board propose dividends to the AGM and the AGM approves dividends. The dividends are paid in respect of the fiscal year preceding the respective AGM. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

The table below provides information regarding the annual dividend per share that we paid on our shares. These payments were made in the years shown in the table. They relate to the results of operations in the year preceding the payment.

	2018	2017	2016
Per share amount	€1.06	€0.96	€0.80

At our AGM on May 16, 2019, our General Partner and our Supervisory Board will propose to the shareholders a dividend of €1.17 per share for 2018, payable in 2019. The dividend is subject to approval by our shareholders at our AGM, as described in the 2019 AGM Invitation.

Except as described herein, holders of ADSs will be entitled to receive dividends on the shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and, after deduction of its fees and any taxes, distribute the dividends to ADS holders. See Item 10, “Additional information — Description of American depositary receipts — Share dividends and other distributions” in our 2018 20-F. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax, including a description of the procedures for U.S. ADS holders to apply for a partial refund of such withholding taxes pursuant to the U.S.-German tax treaty, in “Item 10.E. Taxation” in our 2018 20-F.

(iii)                            Directors and Senior Management

General

As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz or AktG), our corporate bodies are our General Partner, our Supervisory Board and our general meeting of shareholders. Our sole General Partner is Management AG, a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the Supervisory Board compared to those of the General Partner, see Item 16.G, “Corporate governance — The Legal Structure of Fresenius Medical Care AG & Co. KGaA” in our 2018 20-F.

Our General Partner has a supervisory board and a management board. These two boards are separate and no individual may simultaneously be a member of both boards. A person may, however, serve on both the supervisory board of our General Partner and on our Supervisory Board.

The General Partner’s Supervisory Board

The supervisory board of Management AG consists of six members who are elected by Fresenius SE (acting through its general partner, Fresenius Management SE), the sole shareholder of Management AG. Pursuant to a pooling agreement for the benefit of the public holders of our shares, at least one-third (but no fewer than two) of the members of the General Partner’s supervisory board are required to be independent directors as defined in the pooling agreement, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the General Partner, or any affiliate of any of them.

Unless resolved otherwise by Fresenius SE in the general meeting of shareholders of Management AG, the terms of each of the members of the supervisory board of Management AG will expire at the end of the general meeting of shareholders held during the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Fresenius SE, as the sole shareholder of Management AG, is at any time entitled to re-appoint members of the Management AG supervisory board. The most recent election of members of the General Partner’s supervisory board took place in May 2016. Following Dr. Ulf M. Schneider’s resignation in 2016, Ms. Rachel Empey was elected as a sixth member of the General Partner’s supervisory board, effective, as of September 1, 2017. Members of the General Partner’s supervisory board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the General Partner. Neither our shareholders nor our separate Supervisory Board has any influence on the appointment of the supervisory board of the General Partner.

The General Partner’s supervisory board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the General Partner’s supervisory board is to appoint and to supervise the General Partner’s management board in its management of the Company, and to approve mid-term planning, dividend payments and other matters which are not in the ordinary course of business and are of fundamental importance to us.

The table below provides the names of the current members of the supervisory board of Management AG and their ages. Each of Dr. Schenk, Mr. Classon and Mr. Johnston is also a member of the Supervisory Board of FMC AG & Co. KGaA.

Name	Current age

Mr. Stephan Sturm, Chairman(1)	55

Dr. Dieter Schenk, Vice Chairman(1) (4)	66

Dr. Gerd Krick(1)	80

Mr. Rolf A. Classon(1) (2) (3) (4)	73

Mr. William P. Johnston(1) (2) (3) (4)	74

Ms. Rachel Empey	42

(1)    Members of the Human Resources Committee of the supervisory board of Management AG

(2)    Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA. In addition, Ms. Deborah Doyle McWhinney was a member of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA until her resignation as a member of our Supervisory Board effective November 1, 2018. In addition, Ms. Pascale Witz, a member of our supervisory board, became a member of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA on February 11, 2019.

(3)    Independent director for purposes of our pooling agreement

(4)    Member of the Regulatory and Reimbursement Assessment Committee of the supervisory board of Management AG

MR. STEPHAN STURM has been Chairman of the Management Board of Fresenius Management SE since July 1, 2016, after serving for over 11 years as Fresenius Management SE’s Chief Financial Officer. Prior to joining Fresenius Management SE in 2005, he was a Managing Director of Credit Suisse First Boston (“CSFB”), from 2000 as Head of Investment Banking for Germany and Austria, and also served on CSFB’s European Management Committee. During his more than 13 years in investment banking, Stephan Sturm held various executive positions with BHF-Bank, Union Bank of Switzerland and CSFB in Frankfurt and London. Prior to entering investment banking in 1991, he was a management consultant at McKinsey & Co in Duesseldorf and Frankfurt. Mr. Stephan Sturm holds a degree in Business from Mannheim University. Additionally, Mr. Sturm is the Chairman of the supervisory board of Fresenius Kabi AG, Vice Chairman of the supervisory board of Vamed AG, Austria as well as a member of the supervisory board of Deutsche Lufthansa AG.

DR. DIETER SCHENK has been Vice Chairman of the supervisory board of Management AG since 2005 and is Vice Chairman of the supervisory board of Fresenius Management SE. Dr. Schenk was elected as the Chairman of our Supervisory Board in 2018; previously Dr. Schenk served as the Vice Chairman of our Supervisory Board. He is an attorney and tax advisor and was a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) from 1986 until December 31, 2017. Additionally, he also serves as the Chairman of the supervisory board of Gabor Shoes AG, Bank Schilling & Co. AG and TOPTICA Photonics AG. Dr. Schenk is also Chairman of the Foundation Board of Else Kröner-Fresenius-Stiftung, the sole shareholder of Fresenius Management SE, which is the sole general partner of Fresenius SE & Co. KGaA.

MR. ROLF A. CLASSON has been a member of the supervisory board of Management AG since July 7, 2011 and a member of our Supervisory Board since May 12, 2011. Mr. Classon also has served on the Board of Directors of Catalent Inc since August 2014 and as a member of the Board of Directors of Perrigo Company plc, since May 8, 2017. Mr. Classon was the Chairman of the Board of Directors for Hill-Rom Holdings, Inc. until March 6, 2018 as well as the Chairman of the Board of Directors for Tecan Group Ltd. until April 18, 2018.

MR. WILLIAM P. JOHNSTON has been a member of the supervisory board of Management AG since May 2006 and also serves on our Supervisory Board. Mr. Johnston has been an Operating Executive of The Carlyle Group since June 2006. He is also Chairman of the Board of The Hartford Mutual Funds, Inc.

MS. RACHEL EMPEY became the Chief Financial Officer of Fresenius Management SE on August 1, 2017 and member of the supervisory board of Management AG on September 1, 2017. Prior to August 1, 2017, she served as Chief Financial and Strategy Officer of Telefónica Deutschland Holding AG and member of the Telefónica Deutschland Management Board, starting in 2011. Previously, Ms.Empey held a number of key international finance and controlling positions in the Telefónica group. She started her career as an audit executive at Ernst & Young and business analyst at Lucent Technologies. Ms. Empey is a chartered accountant and holds an MA (Hons) in Mathematical Sciences from the University of Oxford. Additionally, Ms. Empey has been the Vice Chairman of the supervisory board of Fresenius Kabi AG since October 2017 and has served on the Board of Directors of Inchcape plc since May 2016.

DR. GERD KRICK has been a member of the supervisory board of Management AG since December 2005 and was Chairman of our Supervisory Board until May 17, 2018. He is the Chairman of the supervisory board of Fresenius Management SE and of Fresenius SE & Co. KGaA. Additionally, Dr. Gerd Krick is also Chairman of the supervisory board of Vamed AG, Austria.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the supervisory board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the current members of the Management Board of Management AG and their ages:

	Current		Year term
Name	age	Position	expires
Mr. Rice Powell	63	Chief Executive Officer and Chairman of the Management Board	2022

Mr. Michael Brosnan(1)	63	Chief Financial Officer	2022

Mr. William Valle	58	Chief Executive Officer for North America	2020

Dr. Olaf Schermeier	46	Chief Officer of Global Research & Development	2021

Mr. Kent Wanzek	59	Chief Executive Officer of Global Manufacturing and Quality	2022

Mr. Harry de Wit	56	Chief Executive Officer for Asia-Pacific	2023

Dr. Katarzyna Mazur-Hofsäß	55	Chief Executive Officer for EMEA	2021

(1) On February 20, 2019, the Company announced that Michael Brosnan plans to retire from the Company after his successor has been identified and transitioned into the role.

MR. RICE POWELL has been with the Company since 1997. He became Chairman and Chief Executive Officer of the Management Board of Management AG effective January 1, 2013. Mr. Powell is also a member of the Management Board of Fresenius Management SE and of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Powell was the Chief Executive Officer and director of Fresenius Medical Care North America until December 31, 2012. Mr. Powell has more than 40 years of experience in the healthcare industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

MR. MICHAEL BROSNAN has been with the Company since 1998. Mr. Brosnan is a member of the Management Board and Chief Financial Officer of Management AG. Mr. Brosnan is also a member of the Supervisory Board of Morphosys AG, Germany, and of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Mr. Brosnan was a member of the Board of Directors of Fresenius Medical Care North America (“FMCNA”). Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

MR. WILLIAM VALLE was appointed Chief Executive Officer for FMCNA effective January 2017 and a member of the Management Board of Management AG on February 17, 2017. Prior to that, Mr. William Valle was executive vice president responsible for the dialysis service business and vascular access business of FMCNA from 2014 to 2017. Mr. Valle joined FMCNA in 2009 and has approximately 30 years of experience in the dialysis industry, holding executive positions in sales, marketing and business development at several dialysis companies including Gambro Healthcare, Inc.

DR. OLAF SCHERMEIER was appointed Chief Executive Officer for Global Research and Development on March 1, 2013. Dr. Schermeier serves on the supervisory board of Xenios AG. Prior to FMC-AG & Co. KGaA, Dr. Schermeier served as President of Global Research and Development for Dräger Medical, Lübeck, Germany. Dr. Schermeier has many years of experience in various areas of the health care industry, among others at Charité clinic and at Biotronik, Germany.

MR. KENT WANZEK has been with the Company since 2003. Mr. Wanzek is a member of the Management Board of Management AG since January 1, 2010 with responsibility for Global Manufacturing and Quality and prior to joining the Management Board was in charge of North American operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Mr. Wanzek held several senior executive positions with companies in the healthcare industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

MR. HARRY DE WIT assumed the role of Chief Executive Officer for the Asia-Pacific Segment on April 1, 2016. Mr. de Wit has worked in the medical device industry for more than 25 years. Mr. de Wit holds a master’s degree in Medicine from the VU University of Amsterdam in the Netherlands and a bachelor’s of Science in Physiotherapy from the School of Physiotherapy of Den Bosch in the Netherlands. Mr. de Wit has been a non-executive member of the Board of Directors of New Asia Investments Pte Ltd. since March 25, 2014.

DR. KATARZYNA MAZUR-HOFSÄß assumed the role of Chief Executive Officer for the EMEA Segment on September 1, 2018. Before joining the Company, she had been president for EMEA at the med-tech company Zimmer Biomet since 2013. She has 25 years of professional experience and held various positions in the medical and pharmaceutical industry from her positions, among others at Abbott Laboratories and Roche.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

Our Supervisory Board consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. Generally, the terms of office of the members of the Supervisory Board will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. The most recent election of members of the Supervisory Board took place in May 2016. The next regular elections will take place in 2021. Before the expiration of their term, members of the Supervisory Board may be removed only by a court decision or by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting.

Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election and/or removal of members of the Supervisory Board as well as from voting on discharge of the Supervisory Board, but it nevertheless has and will retain significant influence over the membership of the Supervisory Board in the foreseeable future. See Item 16.G, “Corporate governance — The Legal Structure of FMC-AG & Co. KGaA” in our 2018 20-F.

The current Supervisory Board consists of five persons, three of whom — Messrs. Schenk (Chairman), Classon (Vice Chairman) and Johnston — are also members of the supervisory board of our General Partner. For information regarding those members of the supervisory board, see “The General Partner’s Supervisory Board,” above.

MS. PASCALE WITZ, 52, has been a member of the Supervisory Board since May 12, 2016. Ms. Witz was the Executive Vice President of Global Diabetes and Cardiovascular of Sanofi S.A. as well as on Sanofi’s executive committee (equivalent to management board), prior to which she held other executive positions in Sanofi S.A. and with GE Healthcare and Becton Dickinson. Ms. Witz has served on the Board of Directors of Regulus Therapeutics Inc. since June 1, 2017, Horizon Pharma plc since August 3, 2017, Perkin Elmer Inc. since October 30, 2017 and Tesaro, Inc. since May 5, 2018. Additionally, Ms. Witz is president of PWH ADVISORS SASU, since November 2016, and the founder of PWH ADVISORS LLC, since May 2018.

PROF. DR. GREGOR ZÜND, 59, has been a member of the Supervisory Board since October 29, 2018. Prof. Dr. Zünd has been Chief Executive Officer of the University Hospital of Zurich since 2016. As Director of Research and Education he has been member of the hospital’s executive board since 2008. In parallel, he has been Managing Director of the Center for Clinical Research and Head of the Surgical Research department at University Hospital Zurich. Until 2001, Prof. Dr. Zünd was senior physician at the clinic for cardiovascular surgery at University Hospital Zurich. He spent several years at Texas Medical Center, Houston, and at Harvard Medical School, Boston. Prof. Dr. Zünd is Professor ad personam at the University of Zurich.

Prof. Dr. Zünd was judicially appointed as a member of the Supervisory Board as the successor to Dr. Gerd Krick, who was a member and the Chairman of the Supervisory Board until May 17, 2018. In line with the applicable recommendation of the German Corporate Governance Code, Prof. Dr. Zünd’s term is limited to the time until the next general meeting of shareholders. At the AGM on May 16, 2019 the Supervisory Board will propose for election as members to the Supervisory Board both Prof. Dr. Zünd and Dr. Dorothea Wenzel (the latter as a successor to Ms. Deborah Doyle McWhinney, who resigned from the Supervisory Board effective November 1, 2018). Dr. Wenzel, who was born in 1969, is Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA, Darmstadt, Germany. She holds a doctor’s degree in Health Economics (Macroeconomics) and has held various global leadership positions at Merck KGaA, Darmstadt, Germany, and Merck Serono S.A., Geneva, Switzerland, since 2004. Further information on her professional experience is included in the 2019 AGM Invitation. In order to align the terms of the members of the Supervisory Board, the Supervisory Board also intends to propose to limit their respective terms for the time until the shareholders will discharge the Supervisory Board for fiscal year 2020, i.e. at our AGM in 2021.

The principal function of the Supervisory Board is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board is not entitled to appoint the General Partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the supervisory board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the General Partner’s Management Board. See Item 16G, “Corporate governance — The legal structure of FMC-AG & Co. KGaA” in our 2018 20-F. Among other matters, the Supervisory Board will, together with the general partner, determine the agenda for the AGM and make recommendations with respect to the approval of the Company’s financial statements and dividend proposals. The Supervisory Board will also propose nominees for election as members of the Supervisory Board. The Audit and Corporate Governance

Committee also recommends to the Supervisory Board a candidate as the Company’s auditor to audit our German statutory financial statements to be proposed by the Supervisory Board to our shareholders for approval and, as required by the SEC and NYSE audit committee rules, retains the services of our independent auditors to audit our IFRS financial statements.

Governance Matters and Board Practices

ADSs representing our shares are listed on the NYSE. However, because we are a “foreign private issuer,” as defined in the rules of the SEC, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Exchange Act, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, the obligation to file annual and interim written affirmations on forms mandated by the NYSE relating to our compliance with applicable NYSE governance rules, and the obligation to disclose the significant ways in which the governance standards that we follow differ from those applicable to U.S. companies under the NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers, are implemented through the SEC’s proxy rules. Because foreign private issuers are exempt from the proxy rules, these governance rules are not applicable to us. However, the compensation system for our Management Board is reviewed by an independent external compensation expert as amendments to the system are made. See item (iv) below, “Compensation of the Management Board.” Similarly, the more detailed disclosure requirements regarding management compensation applicable to U.S. domestic companies (including requirements for pay ratio disclosure and a proposal for disclosure of the relationship between executive compensation actually paid and a registrant’s financial performance issued in 2015 but currently on the SEC’s “long-term actions” agenda without a target date for adoption) are found in SEC Regulation S-K, whereas compensation disclosure requirements for foreign private issuers are set forth in Form 20-F. That form generally limits our compensation disclosure obligations to the information we disclose under German law. In 2015 the SEC also issued its proposed compensation “clawback” rule which would direct U.S. stock exchanges to establish listing standards that would require listed issuers to develop, implement and disclose policies providing for the recovery, under certain circumstances, of incentive-based compensation based on financial information that is subsequently restated. Although not withdrawn, that proposal is also on the SEC’s “long-term actions” agenda. Under the terms and conditions of our Fresenius Medical Care Long-Term Incentive Plan 2016 (hereinafter: “LTIP 2016”) (see item (iv) below, “Compensation of the Management Board and the Supervisory Board”), and the employment contracts concluded with individual members of the Management Board as from January 1, 2018, the Company is entitled to reclaim previously earned and paid compensation components. Such right to reclaim exists in case of relevant violations of internal guidelines or undutiful conduct. If the SEC’s proposed clawback rule is eventually adopted as proposed, requirements of that rule would apply to both U.S. domestic and foreign private issuers and would impose clawback requirements without fraud or other misconduct as a necessary prerequisite. Subject to the exceptions noted above, instead of applying their governance and disclosure requirements to foreign private issuers, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

As a German company FMC-AG & Co. KGaA follows German corporate governance practices. German corporate governance practices generally derive from the provisions of the AktG, capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, or “MitBestG”) and the German Corporate Governance Code. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. See Item 16.G “Corporate governance” in our 2018 20-F for information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a KGaA, management by a general partner, certain provisions of our Articles of Association and the role of the Supervisory Board in monitoring the management of our company by our General Partner. Item 16.G. of our 2018 20-F includes a brief general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices.

For information relating to the terms of office of the Management Board and the supervisory board of the General Partner, Management AG, and of the Supervisory Board, and the periods in which the members of those bodies have served in office, see item (iii), “Directors and Senior Management,” above. For information regarding certain compensation payable to certain members of the General Partner’s Management Board after termination of employment, see item (iv), “Compensation of the Management Board and the Supervisory Board” below. Determination of the compensation system and of the compensation to be granted to the members of the Management Board is made by the full supervisory board of Management AG. It is assisted in these matters, particularly evaluation and assessment of the compensation of the members of the General Partner’s management board, by the Human Resources Committee of the General Partner’s supervisory board, the members of which are currently Stephan Sturm (Chairman) Dr. Gerd Krick (Vice Chairman), Rolf A. Classon, William P. Johnston, and Dr. Dieter Schenk.

The Audit and Corporate Governance Committee of the Supervisory Board currently consists of William P. Johnston (Chairman), Rolf A. Classon (Vice Chairman), and Pascale Witz, all of whom are independent directors for purposes of SEC Rule 10A-3 and NYSE Rule 303A.06. The primary function of the Audit and Corporate Governance

Committee is to assist FMC-AG & Co. KGaA’s Supervisory Board in fulfilling its oversight responsibilities, primarily through:

•                            overseeing FMC-AG & Co. KGaA’s accounting and financial reporting processes, the performance of the internal audit function and the effectiveness of the internal control systems;

•                            overseeing the independence and performance of FMC-AG & Co. KGaA’s outside auditors

•                            overseeing the effectiveness of our systems and processes utilized to comply with relevant legal and regulatory standards for global healthcare companies, including adherence to our Code of Ethics and Business Conduct;

•                            overseeing the effectiveness of our risk management system;

•                            overseeing our corporate governance performance according to the German Corporate Governance Code;

•                            providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•                            overseeing our relationship with Fresenius SE & Co. KGaA and its affiliates and reviewing the report of our General Partner on relations with related parties and for reporting to the overall Supervisory Board thereon;

•                            recommending to the Supervisory Board a candidate as an independent auditor to audit our German statutory financial statements (to be proposed by the Supervisory Board for election by our shareholders at our AGM) and approval of their fees;

•                            retaining the services of our independent auditors to audit our consolidated financial statements and approval of their fees; and

•                            pre-approval of all audit and non-audit services performed by our independent auditors.

The Audit and Corporate Governance Committee has also been in charge of conducting the internal investigation described in Item 15B, “Management’s annual report on internal control over financial reporting” in our 2018 20-F.

In 2005, we established a joint committee (the “Joint Committee”) (Gemeinsamer Ausschuss) of FMC-AG & Co. KGaA consisting of four members, two of which are members of the supervisory board of the General Partner, Management AG, designated by the General Partner, and two of which are members of our Supervisory Board elected by the AGM. The two members from the supervisory board of the General Partner are Dr. Gerd Krick and Stephan Sturm. The two members from our Supervisory Board are Rolf A. Classon and William P. Johnston. The Joint Committee advises on and approves certain extraordinary management measures, including:

•                            transactions between us and Fresenius SE and its subsidiaries if considerable importance is attributed to them and the value exceeds 0.25% of our consolidated revenue, and

•                            acquisitions and sales of significant participations and parts of companies, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Supervisory Board and for its election proposals to the General Meeting. The nomination committee of the Supervisory Board currently consists of Dr. Dieter Schenk (Vice Chairman) and Rolf A. Classon.

The supervisory board of our General Partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee, whose members are currently Rolf A. Classon (Chairman), William P. Johnston (Vice Chairman) and Dr. Dieter Schenk. The primary function of this committee is to assist and to represent the supervisory board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the U.S. Department of Health and Human Services and the Centers for Medicare and Medicaid Services for dialysis services. Similar regulatory agencies exist country by country in the international regions to address the conditions for payment of dialysis treatments. Furthermore, the supervisory board of Management AG has its own nomination committee, which consists of Stephan Sturm (Chairman), Dr. Gerd Krick and Dr. Dieter Schenk.

We are exempt from the NYSE rule requiring companies listed on that exchange to maintain compensation committees and nominating committees consisting of independent directors. See Item 16G, “Corporate governance” in our 2018 20-F. As noted above, the full supervisory board of Management AG (which includes persons who would not be independent directors under the NYSE compensation committee rule) determines the compensation of the members of the Management Board.

(iv)                              Compensation of the Management Board and the Supervisory Board

Report of the Management Board of Management AG, our General Partner

The Compensation Report of FMC-AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Fresenius Medical Care Management AG, the General Partner of FMC-AG & Co. KGaA, and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. Furthermore, the principles and the amount of the compensation of the Supervisory Board of the Company are described. The Compensation Report is part of the Management Report on the annual financial statements and the annual consolidated group financial statements of FMC-AG & Co. KGaA as at December 31, 2018 that we prepare in accordance with German Law (HGB). The Compensation Report is prepared on the basis of the recommendations of the German Corporate Governance Code. The Compensation Report also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

Compensation of the Management Board

The Supervisory Board of Fresenius Medical Care Management AG is responsible for determining the compensation of the Management Board members. The Supervisory Board of Fresenius Medical Care Management AG is assisted in this task by a personnel committee, the Human Resources Committee, a committee which is composed of individual members of the Supervisory Board of Fresenius Medical Care Management AG and which is also responsible for the tasks of a compensation committee. The Human Resources Committee is composed of Mr. Stephan Sturm (Chairman), Dr. Gerd Krick (Vice Chairman), Mr. William P. Johnston, Dr. Dieter Schenk and Mr. Rolf A. Classon.

The current Management Board compensation system was approved by the General Meeting of FMC-AG & Co. KGaA on May 12, 2016, and is reviewed by an independent external compensation expert on a regular basis. The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of the Company’s business and to reward them based on their duties and performance as well as their success in managing the Company’s economic and financial position giving due regard to the peer environment.

The amount of the total compensation of the members of the Management Board is measured taking particular account of a horizontal comparison with the compensation of management board members of other DAX-listed companies and similar companies of comparable size and performance in a relevant peer environment. Furthermore, the relation of the overall compensation of the members of the Management Board and that of the senior management as well as the staff overall, as determined by way of a vertical comparison, is taken into account.

The compensation of the Management Board is, as a whole, performance-based and geared to promoting sustainable corporate development. It consists of three components:

1.              non-performance-based compensation (base salary and fringe benefits)

2.              short-term performance-based compensation (one-year variable compensation)

3.              components with long-term incentive effects (multi-year variable compensation comprised of share-based compensation with cash settlement and stock options, the latter granted in previous fiscal years).

Compensation components granted during the fiscal year

I.  Non-performance-based compensation

The Management Board members receive a base salary. In Germany or (applicable to Mr. Harry de Wit, who is resident in Hong Kong) Hong Kong, as the case may be, the base salary is paid in twelve equal monthly instalments. To the extent the base salary is paid to members of the Management Board in the U.S., the payment is made in accordance with local customs in twenty-four equal instalments.

Moreover, the members of the Management Board received fringe benefits. These consisted mainly of payments for insurance premiums, the private use of company cars and special payments such as school fees, housing, rent and relocation supplements, reimbursement of fees for the preparation of tax returns, reimbursement of charges, compensation for forfeited compensation benefits from the previous employment relationship, anniversary payments, contributions to pension, accident, life and health insurance as well as tax burden compensation due to varying tax rates applicable in Germany and the U.S. (net compensation) and other benefits in kind and fringe benefits, also in case accruals have been set up therefore.

II. Performance-based compensation

Performance-based compensation is awarded as a short-term cash component (one-year variable compensation) and as components with long-term incentive effects (comprising share-based compensation with cash settlement). The one-year variable compensation consists of an amount that is payable without deferral after the end of the fiscal year (“Bonus”) and an amount that is converted into virtual shares of the Company as an amount to be deferred (the so-called Share Based Award, together with the Bonus the “Total Bonus”). The share-based compensation with cash settlement consists of the Share Based Award as well as of Performance Shares, which have been granted in the context of LTIP 2016.

Performance-based compensation components granted in the fiscal year

Under the Fresenius Medical Care Long-Term Incentive Program 2011 (hereinafter: “LTIP 2011”), individual members of the Management Board may under certain conditions also exercise stock options already granted or receive a share-based compensation with cash settlement from already granted phantom stock.

One-year variable compensation and Share Based Award

The amount of the one-year variable compensation and of the Share Based Award depends on the achievement of the following individual and joint targets which are derived from the corporate strategy:

•                  net income growth,

•                  free cash flow (net cash provided by (used in) operating activities after capital expenditures, before acquisitions and investments) in percent of revenue,

•                  operating income margin.

The targets are weighted differently depending on the Management Board department or function. In the case of Messrs. Rice Powell and Michael Brosnan (both with corporate group functions) as well as Dr. Olaf Schermeier (Research & Development), the net income growth is weighted with 80%. In the case of Dr. Katarzyna Mazur-Hofsäß (Management Board member since September 1, 2018) and Messrs. William Valle and Harry de Wit (each of them being Management Board members with regional responsibility) as well as Mr. Kent Wanzek (Global Manufacturing & Quality), the net income growth is weighted with 60%. In the case of the members of the Management Board last named, the valuation of the operating margins contributes another 20%. The target free cash flow as a percentage of the sales revenues is uniformly measured with 20% for all members of the Management Board.

	Net income growth	Free cash flow in % of revenues	Operating margin (regional)
Corporate group function and/or Research & Development	80%	20%	—
Regional functions and/or Global Manufacturing & Quality	60%	20%	20%

The degree of the achievement of the specific targets (target achievement) is determined by comparing the actual values with the target values to be achieved. The net income growth is taken into account up to a growth rate of 10%. The targets regarding the respective free cash flow as a percentage of revenues fall within a range of rates between 3% and 6% and are evaluated within the Group or, as the case may be, in the relevant regions. For the benefit of Management Board members with regional responsibilities as well as for the benefit of the Management Board member responsible for Global Manufacturing & Quality, growth of regional operating income margins is compensated within individual targets ranging between 13% and 18.5%, reflecting the particularities of the respective regions and responsibilities:

	0% target achievement (Minimum)	100% target achievement	120% target achievement (Maximum)
Net income growth	0.00%	8.00%	10.00%
Free cash flow in % of revenues	3.00%	5.71%	6.00%
Operating margin	Individual target corridors between 13.00% and 18.50%, depending on the respective responsibilities

The degree of overall target achievement of each member of the Management Board is determined by the weighted arithmetic mean of the target achievement of the individual targets. Multiplying the degree of the respective overall target achievement by the respective base salary and another fixed multiplier results in the Total Bonus, of which a 75% share is paid out in cash to the Management Board members as one-year variable compensation after approval of the annual financial statements of FMC-AG & Co. KGaA for the respective fiscal year as Bonus. Since the degree of target achievement is limited to a maximum of 120%, the Management Board’s maximum achievable one-year variable compensation has maximum limits (cap).

For the fiscal year and the previous year, the amount of cash compensation payments to members of the Management Board without components with long-term incentive effects consisted of the following:

Amount of Cash Payments
in € THOUS

						Short-term
						performance
						based		Cash compensation
	Non-performance-based compensation					compensation		(without long-term
	Base salary		Fringe benefits			Bonus		incentive components)
	2018	2017(1)	2018		2017(1)	2018	2017(1)	2018	2017(1)

Members of the Management Board serving as of December 31, 2018
Rice Powell	1,270	1,217	195		173	2,376	2,297	3,841	3,687
Michael Brosnan	720	735	56		134	1,300	1,315	2,076	2,184
Dr. Katarzyna Mazur- Hofsäß(2)	233	—	844	(3)	—	370	—	1,447	—
Dr. Olaf Schermeier	490	490	131		134	970	970	1,591	1,594
William Valle(2)	792	721	330		88	1,395	1,291	2,517	2,100
Kent Wanzek	550	575	126		85	1,076	1,085	1,752	1,745
Harry de Wit	480	480	315		321	950	950	1,745	1,751

Former members of the Management Board who resigned during the fiscal year 2017(4)
Ronald Kuerbitz	—	109	—		43	—	—	—	152
Dominik Wehner	—	425	—		38	—	732	—	1,195
Total:	4,535	4,752	1,997		1,016	8,437	8,640	14,969	14,408

(1)    Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek).

(2)    Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Katarzyna Mazur-Hofsäß has been appointed as member of the Management Board only with effect as of September 1, 2018 and Mr. William Valle with effect as of February 17, 2017 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(3)    The other benefits of Dr. Katarzyna Mazur-Hofsäß include a one-off special payment in the amount of €800 THOUS by which Dr. Katarzyna Mazur-Hofsäß was compensated for forfeited compensation benefits from the previous employment relationship.

(4)    Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017 and Mr. Ronald Kuerbitz with effect as of February 17, 2017.

The portion of the one-year variable compensation not paid out for the fiscal year in question, amounting to 25% of the Total Bonus, is converted into virtual shares not backed by equity and allocated to the members of the Management Board in the form of the so-called Share Based Award. The Share Based Award is attributed to the compensation components with long-term incentive effect and can be exercised at the earliest after a period of three years following the grant date. In special cases (e.g. occupational disability, entry into retirement, non-renewal of expired employment contracts by the Company), a shorter period may apply. The payment from the Share Based Award is made in cash and depends on the share price of FMC-AG & Co. KGaA upon exercise.

In accordance with the targets achieved in the fiscal year, the members of the Management Board who were members of the Management Board on December 31 of the fiscal year acquired entitlements to Share Based Awards valued at €3,414 THOUS (2017: €3,418 THOUS). Based on the already fixed value, the allocation of the specific number of virtual shares made by the Supervisory Board in principle takes place no sooner than March of the following year on the basis of the then current price conditions of the shares of FMC-AG & Co. KGaA. This number will then serve as a multiplier for the share price on the respective exercise date and, thus, as the basis for the determination of the payment amount of the respective share-based compensation.

Functionality of the Total Bonus (Bonus and Share Based Award) in principle

Personal Investment from the Bonus 2018 with Stock Holding Condition

To take adequate account of the business development in the fiscal year 2018, the Supervisory Board decided that the members of the Management Board — by mutual agreement — acquire shares in FMC-AG & Co. KGaA for a portion of their Bonus. The shares acquired in this way may only be sold by the respective member of the Management Board after a period of three years from the date of acquisition has expired. The respective portion of the Bonus for which a member of the Management Board acquires shares in FMC-AG & Co. KGaA depends on the respective overall target achievement.

The net amounts to be invested by the members of the Management Board are as follows:

Personal Investment from the Net Bonus Amount for the Fiscal Year 2018

	Amount Currency
Rice Powell	605,219	US$
Michael Brosnan	315,434	US$
Dr. Katarzyna Mazur-Hofsäß	80,194	€
Dr. Olaf Schermeier	224,542	€
William Valle	305,466	US$
Kent Wanzek	344,019	US$
Harry de Wit	164,970	€

As a consequence of this personal investment, between 51% and 60% of the Total Bonus for the fiscal year 2018 of the respective member of the Management Board will be invested in shares of the Company or converted into Share Based Awards, which can be sold or exercised, respectively, at the earliest after a period of three years. This calculation is based on the simplified assumption of a personal tax and duty burden of 50% on the payout of the Bonus.

Performance Shares

In addition to the Share Based Award, the members of the Management Board were also granted so-called “Performance Shares” on the basis of the LTIP 2016, as further performance-based component with a long-term incentive effect. The LTIP 2016 was approved in the fiscal year 2016 by the Supervisory Board upon recommendation of the Human Resources Committee and follows on the LTIP 2011, under which, as of the end of 2015, no further stock options may be granted. Performance Shares are virtual compensation instruments not backed by equity. These may provide entitlement to a cash payment depending on the achievement of the performance targets described below and the development of FMC-AG & Co. KGaA’s share price. The LTIP 2016 stipulates that the Management Board members may be granted Performance Shares once or twice a year in the years 2016 to 2018. For the members of the Management Board, the Supervisory Board determines, after due consideration and taking into account the responsibilities and performances of the respective members of the Management Board, the so-called “grant value”, as the initial amount for each grant to be made to members of the Management Board. This grant value is divided by the applicable fair value of a Performance Share at the grant date, in order to determine the number of Performance Shares to be granted. This number may change over a period of three years depending on the degree to which the performance targets are achieved, both the total loss of all granted Performance Shares as well as a doubling (at most) of that number being possible. The number of

Performance Shares after the three-year performance period, resulting from the respective target achievement, is considered as vested four years after the date the respective allocation was made. The above-mentioned number of Performance Shares is then multiplied by the average price of the Company’s shares during a thirty-day period prior to the expiration of this vesting period. The resulting amount is paid out in cash to the members of the Management Board for their respective Performance Shares.

The degree of the total target achievement during the three-year performance period is determined based on the three following performance targets which are derived from the long-term corporate strategy:

•                  revenue growth,

•                  annual growth of the net income attributable to the shareholders of FMC-AG & Co. KGaA (“net income growth”) as well as

•                  increase of the return on invested capital (Return on Invested Capital (hereinafter: “ROIC”)).

The target corridors and targets are as set out in the table below:

	Growth/Increase	Target achievement	Weight
Performance target 1: Revenue growth	< 0%	0%
	7%	100%	1/3
	> 16%	200%
Performance target 2: Net income growth	< 0%	0%
	7%	100%	1/3
	> 14%	200%
Performance target 3: ROIC level against target ROIC	0.2 percentage points below target ROIC	0%
	target ROIC	100%	1/3
	0.2 percentage points above target ROIC	200%

Upon the introduction of the LTIP 2016, the initial ROIC target for the year 2016 was set at 7.3%. On this basis, it increases by 0.2 percentage points each year. Consequently, the ROIC target for 2017 was 7.5% and for 2018 was 7.7% (2018). In subsequent years, it will increase to 7.9% (2019) and 8.1% (2020). For each revenue growth and/or any net income growth and ROIC level within the range of the values presented above, the degree of target achievement is linearly interpolated. If the target achievement in relation to the ROIC target in the third year of an assessment period is higher than or equal to the target achievement in each of the two previous years, the ROIC target achievement for the third year applies to all years of the respective assessment period.

Each of these three performance targets accounts for one-third in the calculation of the yearly target achievement, which is calculated for each year of the three-year performance period. The overall target achievement at the end of the three-year performance period is determined by the arithmetic value of these three average yearly target achievements. The overall target achievement can lie in a corridor between 0% and 200% and in this respect has a maximum limit (target achievement cap).

The number of Performance Shares granted to the Management Board members at the beginning of the performance period is multiplied by the percentage of the overall target achievement in order to determine the final number of Performance Shares that form the basis of the cash compensation under the LTIP 2016 as described above.

Functionality of the LTIP 2016 in principle

In the course of the fiscal year, a total of 632,804 Performance Shares (2017: 614,985) were granted to all eligible participants under the LTIP 2016. This includes 73,315 Performance Shares (2017: 73,746) with a total value of

€5,783 THOUS (2017: €5,474 THOUS) which were granted to the members of the Management Board. The relevant fair value of the Performance Shares issued in July of the fiscal year amounted on the grant date to €80.55 (2017: €75.12) for grants in euro (applies to Messrs. Dr. Olaf Schermeier and Harry de Wit) and to $94.11 (2017: $86.39) for grants in U.S. dollars (applies to Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek). Dr. Katarzyna Mazur-Hofsäß (member of the Management Board since September 1, 2018) was granted Performance Shares in December of the fiscal year whose fair value on the grant date was €69.05. At the end of the fiscal year, the Management Board members being in office on December 31, 2018 held a total of 204,693 Performance Shares (2017: 150,993).

For the fiscal year, the value of the share-based compensation with cash settlement granted to the members of the Management Board in each case, is shown respectively compared to the previous year, in the following table:

Long-Term Incentive Components

in € THOUS

	Share-based
	compensation
	with cash settlement(1)
	2018	2017(2)
Members of the Management Board serving as of December 31, 2018
Rice Powell	2,391	2,247
Michael Brosnan	1,307	1,290
Dr. Katarzyna Mazur-Hofsäß(3)	858	—
Dr. Olaf Schermeier	1,081	1,039
William Valle(3)	1,402	1,265
Kent Wanzek	1,084	1,060
Harry de Wit	1,074	1,033

Former members of the Management Board who resigned during the fiscal year 2017(4)
Ronald Kuerbitz	—	—
Dominik Wehner	—	960
Total:	9,197	8,894

(1)                   This includes Performance Shares pursuant to the LTIP 2016 as well as Share Based Awards granted to the Management Board members during the fiscal year. The share-based compensation amounts are based on the fair value on the grant date.

(2)                   Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek).

(3)                   Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Katarzyna Mazur-Hofsäß has been appointed as a member of the Management Board only with effect as of September 1, 2018 and Mr. William Valle with effect as of February 17, 2017 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(4)                   Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017 and Mr. Ronald Kuerbitz with effect as of February 17, 2017.

The Supervisory Board has agreed on a limitation option for the component with a long-term incentive effect in the event of extraordinary developments.

The components with long-term incentive effect entitle to a cash payment or can be exercised only after the expiration of the predefined waiting and/or vesting periods. Their value is distributed over the waiting periods and is proportionally accounted for as an expense in the respective fiscal year.

The expenses pertaining to components with long-term incentive effects for the fiscal year and for the previous year are set out in the following table:

Expenses for Long-Term Incentive Components

in € THOUS

			Share-based
			compensation with		Share-based
	Stock Options		cash settlement(1)		compensation
	2018	2017	2018	2017	2018	2017

Members of the Management Board serving as of December 31, 2018
Rice Powell	659	957	391	1,960	1,050	2,917
Michael Brosnan	330	174	245	639	575	813
Dr. Katarzyna Mazur-Hofsäß(2)	—	—	9	—	9	—
Dr. Olaf Schermeier	236	385	229	1,058	465	1,443
William Valle(2)	—	—	114	121	114	121
Kent Wanzek	295	398	128	1,131	423	1,529
Harry de Wit	—	—	222	596	222	596

Former members of the Management Board who resigned during the fiscal year 2017
Ronald Kuerbitz(3)	—	(438)	—	(852)	—	(1,290)
Dominik Wehner(4)	—	718	—	3,965	—	4,683
Total:	1,520	2,194	1,338	8,618	2,858	10,812

(1)                   This includes expenses for Performance Shares under the LTIP 2016, expenses for phantom stock under the LTIP 2011 and expenses for the Share Based Award.

(2)                   Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Katarzyna Mazur-Hofsäß has been appointed as a member of the Management Board only with effect as of September 1, 2018 and Mr. William Valle with effect as of February 17, 2017 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(3)                   Mr. Ronald Kuerbitz resigned from the Management Board with effect as of February 17, 2017. Following Mr. Ronald Kuerbitz’s resignation from the Management Board, no further expenses arose. The negative amounts result from the cancelation, without substitution, of all Share Based Awards granted and not vested by February 17, 2017, all multi-year variable compensation components granted under the LTIP 2011 not vested by February 17, 2017 pursuant to the conditions of the LTIP 2011, and all Performance Shares granted under the LTIP 2016.

(4)                   Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017. The expenses for long-term incentive components result from the compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and the Share Based Award which are payable or can be exercised, as the case may be, by the relevant regular vesting date pursuant to the applicable conditions.

Focus on sustainable corporate development

The compensation of the Management Board is designed to promote sustainable corporate development. This is ensured, among other things, by the fact that the portion of the long-term compensation is always greater than the portion of short-term compensation. To the extent the portion of the performance-based components with long-term incentive effects (i.e. Performance Shares and Share Based Award) does not reach 50% of the sum of all variable compensation components for the respective fiscal year, it has been contractually provided that the one-year variable compensation is reduced accordingly and the Share Based Award is increased correspondingly.

In addition, on the basis of the LTIP 2016 plan conditions and in accordance with the employment contracts concluded with individual members of the Management Board as from January 1, 2018, the Company is entitled to reclaim already earned and paid compensation components (claw back). Such right to reclaim exists in particular in case of relevant violations of internal guidelines or undutiful conduct.

Stock options and phantom stock

Until the end of the fiscal year 2015 grants under the LTIP 2011, which consisted of the Stock Option Plan 2011 and the Phantom Stock Plan 2011, constituted an essential component of the compensation system for the members of the Management Board. As of the end of the fiscal year 2015 grants under the LTIP 2011 are no longer possible. However, the members of the Management Board may exercise stock options or phantom stock which have already been granted, taking into consideration the blackout periods applicable to the exercise of such instruments, the achievement of defined performance targets as well as, subject to deviating stipulations in the individual case, the continuation of the service and/or employment relationship.

Under the LTIP 2011, a combination of stock options and phantom stock awards was granted to the participants. The number of stock options and phantom stock awards to be granted to the members of the Management Board was determined by the Supervisory Board in its reasonable discretion. In principle, all members of the Management Board were entitled to receive the same total number of stock options and phantom stock awards, whereas the Chairman of the Management Board was entitled to receive double the granted quantity. At the time of the grant, the members of the Management Board were entitled to choose a ratio based on the value of the stock options vs. the value of phantom stock awards in a range between 75:25 and 50:50.

Stock options may be exercised within four years and phantom stock awards within one year after the expiration of the waiting period. For Management Board members who are U.S. taxpayers specific conditions apply with respect to the exercise period of phantom stock awards.

The success target for stock options and phantom stock is achieved in each case if, during the waiting period, either the adjusted basic income per share increases by at least 8% per annum in comparison to the previous year in each case or — if this is not the case — the compounded annual growth rate of the adjusted basic income per share during the four years of the waiting period reflects an increase of at least 8% per annum. The success target for phantom stock granted in the fiscal year 2015 is also achieved if under the global efficiency program an amount of $200 M has been saved until the end of the fiscal year 2015 and, until the end of the fiscal years 2016 to 2018, an amount of $300 M has been saved, each in comparison to January 1, 2013, and the respective success target for fiscal years 2015 to 2018 — each as expected and communicated — has been achieved and confirmed by the auditor. If with regard to any reference period or more than one of the four reference periods the respectively governing success target is not achieved, the stock options and phantom stock awards are cancelled to such proportion to which the success target was not achieved, i.e. by 25%, by 50%, by 75% or completely.

At the end of the fiscal year the members of the Management Board held a total of 602,389 stock options originating from the Stock Option Plan 2011. By the end of the previous fiscal year, the members of the Management Board held a total of 819,491 stock options originating from the Stock Option Plan 2011. For details regarding the conditional capital used to secure the Stock Option Plan 2011, please see section “Conditional Capital” of the notes to the annual financial statements and consolidated financial statements of the Company. Moreover, the Management Board members held, by the end of the fiscal year, a total of 54,711 phantom stock (2017: 73,432) pursuant to the Phantom Stock Plan 2011.

The development and status of stock options in the fiscal year of the members of the Management Board serving at December 31 of the fiscal year are shown in more detail in the following table:

Development and Status of the Stock Options

		Rice Powell	Michael Brosnan	Dr. Katarzyna Mazur-Hofsäß	Dr. Olaf Schermeier	William Valle	Kent Wanzek	Harry de Wit	Total:

Options outstanding January 1, 2018	Number	284,793	149,400	—	96,488	60,000	131,970	—	722,651

	Weighted average exercise price in €	64.73	64.23	—	63.88	64.16	65.10	—	64.53

Options exercised during the fiscal year	Number	28,012	—	—	—	30,000	62,250	—	120,262

	Weighted average exercise price in €	52.48	—	—	—	51.33	51.77	—	51.83

	Weighted average share price in €	90.53	—	—	—	88.74	84.21	—	86.81

Options outstanding December 31, 2018	Number	256,781	149,400	—	96,488	30,000	69,720	—	602,389

	Weighted average exercise price in €	66.06	64.23	—	63.88	76.99	76.99	—	67.07

	Weighted average remaining contractual life in years	3.97	3.51	—	3.99	4.57	4.57	—	3.96

	Range of exercise prices in €	49.76 - 76.99	49.76 - 76.99	—	49.76 - 76.99	76.99	76.99	—	49.76 - 76.99

Options exercisable December 31, 2018	Number	107,381	74,700	—	46,688	—	—	—	228,769

	Weighted average exercise price in €	50.86	51.47	—	49.90	—	—	—	50.86

III. Total Compensation

The amount of the total compensation of the Management Board for the fiscal year and for the previous year is as shown in the following table:

Total Compensation

in € THOUS

					Total compensation
	Cash compensation		Components with		(including long-term
	(without long-term		long-term		incentive
	incentive components)		incentive effect		components)
	2018	2017(1)	2018	2017(1)	2018	2017(1)

Members of the Management Board serving as of December 31, 2018
Rice Powell	3,841	3,687	2,391	2,247	6,232	5,934
Michael Brosnan	2,076	2,184	1,307	1,290	3,383	3,474
Dr. Katarzyna Mazur-Hofsäß(2)	1,447	—	858	—	2,305	—
Dr. Olaf Schermeier	1,591	1,594	1,081	1,039	2,672	2,633
William Valle(2)	2,517	2,100	1,402	1,265	3,919	3,365
Kent Wanzek	1,752	1,745	1,084	1,060	2,836	2,805
Harry de Wit	1,745	1,751	1,074	1,033	2,819	2,784

Former members of the Management Board who resigned during the fiscal year 2017(3)
Ronald Kuerbitz	—	152	—	—	—	152
Dominik Wehner	—	1,195	—	960	—	2,155
Total:	14,969	14,408	9,197	8,894	24,166	23,302

(1) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek).

(2) Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Katarzyna Mazur-Hofsäß has been appointed as a member of the Management Board only with effect as of September 1, 2018 and Mr. William Valle with effect as of February 17, 2017 and, therefore, they have received compensation payments to be set out herein only in each case as of such date.

(3) Mr. Dominik Wehner resigned from the Management Board with effect as of the end of December 31, 2017 and Mr. Ronald Kuerbitz with effect as of February 17, 2017.

IV. Commitments to members of the Management Board for the event of termination of their appointment

The following pension commitments and other benefits are also part of the compensation system for the members of the Management Board: Individual contractual pension commitments for the Management Board members Messrs. Rice Powell, Michael Brosnan, Dr. Olaf Schermeier and Mr. Kent Wanzek have been granted by Fresenius Medical Care Management AG. In addition, pension commitments from the participation in employee pension schemes of other Fresenius Medical Care companies exist for individual members of the Management Board.

Each of the pension commitments by Fresenius Medical Care Management AG provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 at the earliest or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) or of reduction of earning capacity (Erwerbsminderung), calculated by reference to the amount of the recipient’s most recent base salary. In deviation from this, individual members of the Management Board (Messrs. Rice Powell and Kent Wanzek) have this entitlement already upon reaching the age of the 63 if they have been members of the Management Board of Fresenius Medical Care Management AG for at least ten years at the time of their final retirement from active employment (early retirement); in this case, the benefits are reduced by 0.5% per calendar month that the member leaves active employment before reaching the age of 65.

The retirement pension will be based on 30% of the last base salary and will increase for each complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Act to improve company pension plans, “BetrAVG”). 30% of the gross amount of any post-retirement income from an activity of the Management Board member is offset against the pension obligation. Any amounts to which the Management Board members or their surviving dependents, respectively, are entitled to from other company pension rights of the Management Board member, even from service agreements with other companies, are also to be set off. If a Management Board member dies, the surviving spouse receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member’s own legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans’ pensions and the spousal pension together reach a maximum of 90% of the Management Board member’s pension, however. If a Management Board member leaves the Management Board of Fresenius Medical Care Management AG before reaching the age of 65, the rights to the aforementioned benefits remain, although the pension to be paid is reduced — unless the Management Board member is leaving because of the occurrence of an event insured against (occupational disability, incapacity to work, pension payments to surviving dependents in case of death or, if applicable, early retirement) — in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching the age of 65.

Based on individual contractual commitments, the members of the Management Board Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek additionally participated in the U.S.-based 401(k) savings plan in the fiscal year; in this regard, contributions in the amount of $8.3 THOUS (2017: $8.1 THOUS) were earned in the fiscal year in each case and allocated in January 2019 to the Management Board members mentioned above. This plan generally allows employees in the U.S. to invest a limited portion of their gross salaries in retirement pension programs. The Company supports its employees at this with contributions of up to 50% of the yearly made payments.

Furthermore, the members of the Management Board Messrs. Rice Powell and Michael Brosnan have acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. In March 2002, the rights to receive benefits from the pension plans were frozen at the level then applicable.

Based on an individual contractual commitment, the member of the Management Board Mr. Harry de Wit additionally participated in the Hong Kong-based “Mandatory Provident Fund Scheme” in the fiscal year. In this regard, contributions in the amount of 18,000 HKD (2017: 18,000 HKD) as per statutory requirement were made to the Trustee for Mr. de Wit in the fiscal year. This scheme requires employees to contribute a limited portion of their relevant income as per statutory requirements.

Additions to pension provisions in the fiscal year for Management Board members serving as of December 31 of the fiscal year amounted to €5,071 THOUS (2017: €212 THOUS). The pension commitments are shown in the following table:

Development and Status of Pension Commitments

in € THOUS

	As of January 1, 2018	Increase	As of December 31, 2018

Rice Powell	10,004	2,936	12,940
Michael Brosnan	5,653	1,381	7,034
Dr. Katarzyna Mazur-Hofsäß	—	—	—
Dr. Olaf Schermeier	764	210	974
William Valle	—	—	—
Kent Wanzek	3,043	544	3,587
Harry de Wit	—	—	—
Total:	19,464	5,071	24,535

A post-employment non-competition covenant was agreed upon with all Management Board members. If such covenant becomes applicable, the Management Board members receive compensation amounting to half of their respective annual base salary for each year of respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions that are triggered by a change of control.

The new or extended employment contracts concluded with individual members of the Management Board with effect from January 1, 2018 provide for a severance payment cap. Under this cap, payments in connection with the early termination of a Management Board activity in the event of dismissal for cause (Abberufung aus wichtigem Grund) may not exceed the value of two years’ compensation and may not compensate more than the remaining term of the contract. For the calculation of the relevant annual compensation, only the non-performance-based compensation components are applied. If there is good cause for the termination of the employment contract, no severance payments are made.

V. Miscellaneous

All members of the Management Board have received individual contractual commitments for the continuation of their compensation in cases of sickness for a maximum of twelve months, although after six months of sick leave, insurance benefits may be set off against such payments. If a Management Board member dies, the surviving dependents will be paid three more monthly instalments after the month of death, not to exceed, however, the amount due between the time of death and the scheduled expiration of the respective employment contract.

Mr. Dominik Wehner was a member of the Management Board until the end of December 31, 2017. In his termination agreement, it was agreed with respect to the compensation components he is entitled to by contract for the period from January 1, 2018 to March 31, 2022 that he will annually receive a base salary of €425 THOUS and an amount of 30% of his base salary. In addition, Mr. Dominik Wehner is entitled to fringe benefits such as the private use of his company car, contributions to financial planning, insurance benefits and contributions to pension and health insurance in a total amount of approximately €38 THOUS p.a. The compensation components granted to Mr. Dominik Wehner under the LTIP 2011, the LTIP 2016 and the Share Based Award are payable or can be exercised, as the case may be, by the relevant regular vesting date pursuant to the applicable conditions. Except for the Share Based Award for 2017, Mr. Dominik Wehner is no longer eligible to be granted any components with long-term incentive effects as of the fiscal year 2018. As of the completion of the age of 65, Mr. Dominik Wehner will receive a Company-funded retirement pension in accordance with the individual contractual pension commitment by Fresenius Medical Care Management AG, as described before.

In the fiscal year, Mr. Ronald Kuerbitz, who was a member of the Management Board until February 17, 2017, was granted no base salary (2017: €109 THOUS) and no fringe benefits (2017: €43 THOUS) and no one-year or multi-year variable compensation components (2017: €0 THOUS). Since February 17, 2017 and for a maximum period of two years, Mr. Ronald Kuerbitz receives annual non-compete compensation of €515 THOUS (2017: €538 THOUS) for the post-employment non-compete obligation agreed with him. In addition, Mr. Ronald Kuerbitz received one-off compensation of €852 THOUS in the fiscal year 2017 which had been agreed with him in the context of his resignation from the Management Board of the General Partner. The payment of this compensation was linked to the successful completion of various projects, part of which had not yet been completed as at the time of the agreement, and thus ensured Mr. Ronald Kuerbitz’s involvement even after his resignation from the Management Board. It was also agreed with him that, after the end of his service agreement, he would act as an advisor to National Medical Care, Inc. as of August 14, 2017 until the end of August 13, 2018. The consideration to be granted for such services (including reimbursement of expenses) amounts to €212 THOUS (2017: €55 THOUS) for the fiscal year. As of the completion of the age of 65, Mr. Ronald Kuerbitz will receive a Company-funded retirement pension of €124 THOUS per year.

Mr. Roberto Fusté, who was a member of the Management Board until March 31, 2016, received pension payments in the amount of approximately €261 THOUS (2017: €239 THOUS) in the fiscal year. On the occasion of the termination of his service agreement with effect as of December 31, 2016 as a member of the Management Board, it was agreed with Mr. Roberto Fusté that he would be subject to a post-employment non-compete obligation lasting until the end of December 31, 2018 and that he would act as an advisor to the Chairman of the Management Board. For this, he received non-compete compensation of €377 THOUS (2017: €377 THOUS) and an advisory fee in the amount of €377 THOUS (2017: €377 THOUS) in the fiscal year.

Prof. Emanuele Gatti, who was a member of the Management Board until March 31, 2014, received pension payments in the amount of €338 THOUS (2017: €338 THOUS). On the occasion of the termination of his service agreement as a member of the Management Board effective as of April 30, 2015, a two-year post-employment non-compete obligation was agreed upon with Prof. Emanuele Gatti. As compensation for this, Prof. Emanuele Gatti received annual non-compete compensation in the amount of €488 THOUS. In the fiscal year Prof. Gatti received no non-compete compensation (2017: €163 THOUS) as the non-compete obligation already expired in the course of the previous year.

A consulting agreement was entered into with Dr. Rainer Runte, who was a member of the Management Board until March 31, 2014, with effect since March 1, 2017 the term of which meanwhile was extended until December 31, 2018. By this consulting agreement, Dr. Rainer Runte provided consulting services on certain fields. The consideration (including the reimbursement of expenses) to be granted by Fresenius Medical Care Management AG for such services amounts to €226 THOUS for the fiscal year (2017: €165 THOUS).

Instead of a pension provision, a consulting agreement was entered into with Dr. Ben Lipps, the Chairman of the Management Board until December 31, 2012, for the period January 1, 2013 to December 31, 2021. By this consulting agreement, Dr. Ben Lipps will provide consulting services on certain fields and within a specified time frame and he will be subject to a non-compete covenant. The consideration to be granted by Fresenius Medical Care Management AG for such services (including reimbursement of expenses) amounts for the fiscal year to €522 THOUS (2017: €580 THOUS). The present value of this agreement (including pension payments for the surviving spouse in case of death) amounts to €1,586 THOUS (2016: €1,996 THOUS) as at December 31 of the fiscal year.

In the fiscal year, no loans or advance payments for future compensation components were made to the members of the Management Board of Fresenius Medical Care Management AG.

The payments to U.S. Management Board members Mr. Rice Powell, Mr. Michael Brosnan and Mr. Kent Wanzek were paid in part in the U.S. (in U.S. dollar) and in part in Germany (in euro). For the part paid in Germany, the Company has agreed that due to varying tax rates in both countries, the increased tax burden to such Management Board members arising from German tax rates in comparison to U.S. tax rates will be balanced (net compensation). Pursuant to a modified net compensation agreement, these Management Board members will be treated as if they were taxed in their home country, the United States, only. Therefore, the gross amounts may be retroactively changed. Since the actual tax burden can only be calculated in connection with the preparation of the Management Board members’ tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

To the extent permitted by law, Fresenius Medical Care Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for the Company and its affiliates, to the extent such claims exceed their liability under German law. To secure such obligations, a Directors & Officers liability insurance exists with a deductible that corresponds to the specifications according to the German Stock Corporation Act.

Former members of the Management Board did not receive any compensation in the fiscal year other than mentioned above under section “Commitments to members of the Management Board for the event of the termination of their appointment.” As of December 31 of the fiscal year, pension obligations towards this group of persons exist in an amount of €25,163 THOUS (2017: €21,930 THOUS).

VI.      Adjustments to the compensation system for the Management Board

Although it was previously disclosed that the Management Board’s compensation would be adjusted for 2019, the General Partner’s Supervisory Board has determined that the compensation system for the Management Board of the General Partner shall be adjusted commencing with 2020 and subsequent years. Consequently, it is no longer intended to submit the compensation system to the 2019 AGM. It is intended to publish additional information on the reasons on the Company’s website at www.freseniusmedicalcare.com/en/agm/.

VII.    Tables of the value of benefits granted and received

The German Corporate Governance Code provides that the compensation report shall include information for each member of the Management Board on the benefits granted and received as well as on the pension expenses for the fiscal year. The model tables provided in the appendix to the German Corporate Governance Code shall be used to present this information. The following tables include information on the value of benefits granted and received. They adhere to the structure and, to the greatest extent possible, the standards of the model tables of the German Corporate Governance Code:

Benefits granted to serving members of the Management Board as of December 31, 2018 in € THOUS

	Rice Powell				Michael Brosnan
	Chairman of the Management Board				Chief Financial Officer
	Member of the Management Board since December				Member of the Management Board since January 1,
	21, 2005(1)				2010
	2018	2018	2018	2017(2)	2018	2018	2018	2017(2)
		Minimum	Maximum			Minimum	Maximum
Base salary	1,270	1,270	1,270	1,217	720	720	720	735
Fringe benefits	195	195	195	173	56	56	56	134
Total non-performance-based compensation	1,465	1,465	1,465	1,390	776	776	776	869
One-year variable compensation	2,096	191	2,515	2,008	1,188	108	1,425	1,212
Multi-year variable compensation / components with long-term incentive effects	2,390	—	n.a.	2,247	1,307	—	n.a.	1,289

thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	977	—	n.a.	916	600	—	n.a.	624
thereof Performance Shares - LTIP 2016
4-year term / 4-year vesting period	1,413	—	n.a.	1,331	707	—	n.a.	665
Total non-performance-based compensation and performance-based compensation	5,951	1,656	n.a.	5,645	3,271	884	n.a.	3,370
Pension expense	674	674	674	773	667	667	667	694
Value of benefits granted	6,625	2,330	n.a.	6,418	3,938	1,551	n.a.	4,064

					Dr. Olaf Schermeier
	Dr. Katarzyna Mazur-Hofsäß				Member of the Management Board for Global
	Member of the Management Board for EMEA				Research and Development
	Member of the Management Board since September				Member of the Management Board since March 1,
	1, 2018				2013
	2018	2018	2018	2017(2)	2018	2018	2018	2017(2)
		Minimum	Maximum			Minimum	Maximum
Base salary	233	233	233	—	490	490	490	490
Fringe benefits	844	844	844	—	131	131	131	134
Total non-performance-based compensation	1,077	1,077	1,077	—	621	621	621	624
One-year variable compensation	386	105	463	—	809	74	970	809
Multi-year variable compensation / components with long-term incentive effects	857	—	n.a.	—	1,080	—	n.a.	1,039

thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	123	—	n.a.	—	323	—	n.a.	323
thereof Performance Shares - LTIP 2016
4-year term / 4-year vesting period	734	—	n.a.	—	757	—	n.a.	716
Total non-performance-based compensation and performance-based compensation	2,320	1,182	n.a.	—	2,510	695	n.a.	2,472
Pension expense	—	—	—	—	189	189	189	204
Value of benefits granted	2,320	1,182	n.a.	—	2,699	884	n.a.	2,676

(1) The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek).

Benefits granted to serving members of the Management Board as of December 31, 2018 in € THOUS

	William Valle Member of the Management Board for North America Member of the Management Board since February 17, 2017				Kent Wanzek Member of the Management Board for Global Manufacturing & Quality Member of the Management Board since January 1, 2010
	2018	2018	2018	2017(1)	2018	2018	2018	2017(1)
		Minimum	Maximum			Minimum	Maximum
Base salary	792	792	792	721	550	550	550	575
Fringe benefits	330	330	330	88	126	126	126	85
Total non-performance-based compensation	1,122	1,122	1,122	809	676	676	676	660
One-year variable compensation	1,306	119	1,568	1,190	908	83	1,090	949
Multi-year variable compensation / components with long-term incentive effects	1,403	—	n.a.	1,265	1,084	—	n.a.	1,059
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	696	—	n.a.	600	377	—	n.a.	394
thereof Performance Shares - LTIP 2016
4-year term / 4-year vesting period	707	—	n.a.	665	707	—	n.a.	665
Total non-performance-based compensation and performance-based compensation	3,831	1,241	n.a.	3,264	2,668	759	n.a.	2,668
Pension expense	—	—	—	—	369	369	369	402
Value of benefits granted	3,831	1,241	n.a.	3,264	3,037	1,128	n.a.	3,070

	Harry de Wit Member of the Management Board for Asia-Pacific Member of the Management Board since April 1, 2016
	2018	2018	2018	2017(1)
		Minimum	Maximum
Base salary	480	480	480	480
Fringe benefits	315	315	315	321
Total non-performance-based compensation	795	795	795	801
One-year variable compensation	792	72	950	792
Multi-year variable compensation / components with long-term incentive effects	1,074	—	n.a.	1,033
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	317	—	n.a.	317
thereof Performance Shares - LTIP 2016
4-year term / 4-year vesting period	757	—	n.a.	716
Total non-performance-based compensation and performance-based compensation	2,661	867	n.a.	2,626
Pension expense	—	—	—	—
Value of benefits granted	2,661	867	n.a.	2,626

(1) Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek).

Benefits granted to former members of the Management Board who retired in fiscal year 2017 or with end of the fiscal year 2017 in € THOUS

	Ronald Kuerbitz Member of the Management Board for North America Member of the Management Board until February 17, 2017				Dominik Wehner Member of the Management Board for EMEA Member of the Management Board until the end of December 31, 2017
	2018	2018	2018	2017	2018	2018	2018	2017
		Minimum	Maximum			Minimum	Maximum
Base salary	—	—	—	109	—	—	—	425
Fringe benefits	—	—	—	43	—	—	—	38
Total non-performance-based compensation	—	—	—	152	—	—	—	463
One-year variable compensation	—	—	—	1,366	—	—	—	701
Multi-year variable compensation / components with long-term incentive effects	—	—	n.a.	—	—	—	n.a.	960
thereof Share Based Award - New Incentive Bonus Plan 2010
3-year term / 3-year vesting period	—	—	n.a.	—	—	—	n.a.	244
thereof Performance Shares - LTIP 2016
4-year term / 4-year vesting period	—	—	n.a.	—	—	—	n.a.	716
Total non-performance-based compensation and performance-based compensation	—	—	n.a.	1,518	—	—	n.a.	2,124
Pension expense	—	—	n.a.	797	—	—	—	146
Value of benefits granted	—	—	n.a.	2,315	—	—	n.a.	2,270

Allocations

in € THOUS

	Serving members of the Management Board as of December 31, 2018
	Rice Powell		Michael Brosnan		Dr. Katarzyna Mazur-		Dr. Olaf Schermeier		William Valle			Kent Wanzek		Harry de Wit
					Hofsäß

					Member of the		Member of the		Member of the			Member of the		Member of the
	Chairman of the		Chief Financial Officer		Management Board for		Management Board for		Management Board for			Management Board for		Management Board for
	Management Board				EMEA		Global Research and		North America			Global Manufacturing &		Asia-Pacific
							Development					Quality

	Member of the		Member of the		Member of the		Member of the		Member of the			Member of the		Member of the
	Management Board since		Management Board since		Management Board since		Management Board since		Management Board since			Management Board since		Management Board since
	December 21, 2005(1)		January 1, 2010		September 1, 2018		March 1, 2013		February 17, 2017			January 1, 2010		April 1, 2016

	2018	2017(2)	2018	2017(2)	2018	2017(2)	2018	2017(2)	2018		2017(2)	2018	2017(2)	2018	2017(2)

Base salary	1,270	1,217	720	735	233	—	490	490	792		721	550	575	480	480
Fringe benefits	195	173	56	134	844	—	131	134	330		88	126	85	315	321
Total non-performance based compensation	1,465	1,390	776	869	1,077	—	621	624	1,122		809	676	660	795	801

One-year variable compensation	2,376	2,297	1,300	1,315	370	—	970	970	1,395		1,291	1,076	1,085	950	950
Multi-year variable compensation / components with long-term incentive effects	2,777	2,787	131	2,288	—	—	277	130	2,693		20	5,401	218	—	—
thereof Share Based Award - New
Incentive Bonus Plan 2010
3-year term / 3-year vesting period
Grant 2013	—	205	—	126	—	—	—	72	—		—	—	167	—	—
Grant 2014	131	—	76	—	—	—	55	—	—		—	104	—	—	—
Thereof Stock Option Plan 2006
7-year term / 3-year vesting period
Grant 2010	—	2,506	—	2,111	—	—	—	—	—		—	—	—	—	—
thereof LTIP 2011 - Stock Option Plan 2011
8-year term / 4-year vesting period
Grant 2011	2,536	—	—	—	—	—	—	—	532	(3)	—	1,573	—	—	—
Grant 2012	—	—	—	—	—	—	—	—	333	(3)	—	786	—	—	—
Grant 2013	—	—	—	—	—	—	—	—	466	(3)	—	786	—	—	—
Grant 2014	—	—	—	—	—	—	—	—	1,331	(3)	—	2,097	—	—	—
thereof LTIP 2011 - Phantom Stock Plan 2011
5-year term / 4-year vesting period
Grant 2012	—	76	—	51	—	—	—	—	—		20	—	51	—	—
Grant 2013	110	—	55	—	—	—	—	58	31		—	55	—	—	—
Grant 2014	—	—	—	—	—	—	222	—	—		—	—	—	—	—
Total	—	—	—	—	—	—	—	—	—		—	—	—	—	—
Total non-performance-based and performance-based compensation	6,618	6,474	2,207	4,472	1,447	—	1,868	1,724	5,210		2,120	7,153	1,963	1,745	1,751
Pension expense	674	773	667	694	—	—	189	204	—		—	369	402	—	—
Allocation	7,292	7,247	2,874	5,166	1,447	—	2,057	1,928	5,210		2,120	7,522	2,365	1,745	1,751

(1)  The indicated date refers to the appointment as a member of the Management Board of the General Partner.

(2)  Please note for purposes of comparison between the amounts indicated and those of the fiscal year that the compensation is subject to foreign exchange rate fluctuations depending on whether it is contractually denominated in euro (Dr. Katarzyna Mazur-Hofsäß as well as Messrs. Dr. Olaf Schermeier and Harry de Wit) or U.S. dollar (Messrs. Rice Powell, Michael Brosnan, William Valle and Kent Wanzek).

(3)  The indicated amounts are allocations from multi-year variable compensation which have been granted to the member of the Management Board William Valle prior to his appointment to the Management Board: LTIP 2011 - Phantom Stock Plan 2011 - Grant 2011 - fair value at grant €81, LTIP 2011 - Phantom Stock Plan 2011 - Grant 2012 - fair value at grant €48, LTIP 2011 - Phantom Stock Plan 2011 - Grant 2013 - fair value at grant €47, LTIP 2011 - Phantom Stock Plan 2011 - Grant 2014 - fair value at grant €135.

Compensation of the Supervisory Board

The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in section 13 of the Articles of Association.

Each Supervisory Board member receives a base salary of $88 THOUS (2017: $88 THOUS) for each full fiscal year, payable in four equal instalments at the end of a calendar quarter. The Chairman of the Supervisory Board receives additional compensation of $88 THOUS (2017: $88 THOUS) and the Vice Chairman receives additional compensation of $44 THOUS (2017: $44 THOUS) per respective full fiscal year.

In addition, each member of the Supervisory Board receives as a variable performance-based compensation component (hereinafter also: “performance-based compensation”) an additional remuneration which is based upon the respective average growth in basic earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the performance-based compensation is $60 THOUS in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70 THOUS in the corridor from 9.00 to 9.99% and $80 THOUS in case of a 3-year average EPS growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts of the performance-based compensation are earned to their full extent, i.e., within these margins there is no pro rata remuneration. In any case, this component is limited to a maximum of $80 THOUS per annum. Reciprocally, the members of the Supervisory Board are entitled to the remuneration component only if the 3-year average EPS growth of at least 8.00% is reached. Provided that the relevant targets have been achieved, the remuneration is, in principle, disbursed on a yearly basis following the approval of the annual financial statements for the respective fiscal year. For the fiscal year 2018, the 3-year average EPS growth for the fiscal years 2016, 2017 and 2018 was relevant.

In application of the principles above, for the fiscal year the entitlement to a payment of performance-based compensation of $641 THOUS was achieved (2017: $587 THOUS).

As a member of a committee, a Supervisory Board member of FMC-AG & Co. KGaA additionally annually receives $44 THOUS (2017: $44 THOUS). A member of a committee who serves as chairman or vice chairman of a committee additionally receives $22 THOUS and $11 THOUS a year, respectively (2017: $22 THOUS and $11 THOUS, respectively), payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee of the Supervisory Board and in the Joint Committee of the Company as well as in the capacity of their respective chairmen and vice chairmen, no separate remuneration shall be granted to the members of the Supervisory Board. In accordance with section 13e para. 3 of the Articles of Association of FMC-AG & Co. KGaA, the members of the Joint Committee are, however, entitled to receive an attendance fee in the amount of $3.5 THOUS.

Should a member of the FMC-AG & Co. KGaA Supervisory Board at the same time be a member of the Supervisory Board of the General Partner Fresenius Medical Care Management AG and receive compensation for his/her work on the Supervisory Board of Fresenius Medical Care Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the Chairman of the FMC-AG & Co. KGaA Supervisory Board and the Vice Chairman, to the extent that they are at the same time chairman and vice chairman, respectively, of the Supervisory Board of Fresenius Medical Care Management AG. If the vice chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the Supervisory Board at Fresenius Medical Care Management AG, he shall receive no additional compensation for his work as vice chairman of the FMC-AG & Co. KGaA Supervisory Board to this extent.

The compensation of the members of the Supervisory Board of Fresenius Medical Care Management AG and the compensation of the members of its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 para. 3 of the Articles of Association of FMC-AG & Co. KGaA. See item (vi), “Material transactions between FMC-AG &Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA — General Partner reimbursement,” below.

The members of the Supervisory Board of FMC-AG & Co. KGaA are to be reimbursed for the expenses incurred in their exercise of their office, which also include the applicable VAT.

The total compensation of the Supervisory Board of FMC-AG & Co. KGaA, including the amount charged by Fresenius Medical Care Management AG to FMC-AG & Co. KGaA, is stated in the following tables:

Compensation of the Supervisory Board
in € THOUS(1)

	Base salary		Base salary		Compensation for		Compensation for		Total amount of non-
	for Supervisory Board at		for Supervisory Board at		committee services at		committee services at		performance-based
	FMC Management AG		FMC-AG & Co. KGaA		FMC Management AG		FMC-AG & Co. KGaA		compensation
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Dr. Dieter Schenk(2)	44	58	91	58	93	97	—	—	228	213
Stephan Sturm(3)	149	156	—	—	65	68	—	—	214	224
Rolf A. Classon (4)	37	39	41	39	112	117	47	49	237	244
Rachel Empey(5)	75	26	—	—	—	—	—	—	75	26
William P. Johnston	37	39	37	39	102	107	56	58	232	243
Dr. Gerd Krick(6)	60	39	42	117	56	58	14	39	172	253
Pascale Witz(7)	—	—	75	78	—	—	—	—	75	78
Prof. Dr. Gregor Zünd(8)	—	—	13	—	—	—	—	—	13	—
Deborah Doyle McWhinney(9)	—	—	62	78	—	—	31	39	93	117
Total	402	357	361	409	428	447	148	185	1,339	1,398

(1)             Shown without VAT and withholding tax; translation of U.S. dollar amounts at respective average exchange rates for the respective year.

(2)             Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dieter Schenk was appointed at the same time as vice chairman of the Supervisory Board until May 17, 2018 and as chairman of the Supervisory Board of FMC-AG & Co. KGaA since May 17, 2018.

(3)             Chairman of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(4)             Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. Rolf A. Classon was appointed at the same time as vice chairman of the Supervisory Board of FMC-AG & Co. KGaA since November 30, 2018.

(5)             Member of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(6)             Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Gerd Krick was appointed as a member of the Supervisory Board of FMC Management AG until May 17, 2018, and, therefore, received compensation payments to be set out herein until this date. Dr. Gerd Krick is a member of the Supervisory Board of FMC Management AG. The compensation was paid out by FMC Management AG.

(7)             Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA.

(8)             Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Prof. Dr. Gregor Zünd was appointed as a member of the Supervisory Board of FMC-AG & Co. KGaA as of October 29, 2018, and, therefore, received compensation payments to be set out herein as of this date.

(9)             Former member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid out by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Deborah Doyle McWhinney resigned as a member of the Supervisory Board of FMC-AG & Co. KGaA effective November 1, 2018, and, therefore, received compensation payments to be set out herein until then.

Compensation of the Supervisory Board
in € THOUS(1)

	Performance-based compensation in FMC Management AG		Performance-based compensation in FMC-AG & Co. KGaA		Performance-based compensation		Total compensation
	2018	2017	2018	2017	2018	2017	2018	2017
Dr. Dieter Schenk(2)	34	35	34	35	68	70	296	283
Stephan Sturm(3)	68	71	—	—	68	71	282	295
Rolf A. Classon (4)	34	35	34	35	68	70	305	314
Rachel Empey(5)	68	24	—	—	68	24	143	50
William P. Johnston	34	35	34	35	68	70	300	313
Dr. Gerd Krick(6)	42	35	25	35	67	70	239	323
Pascale Witz(7)	—	—	68	71	68	71	143	149
Prof. Dr. Gregor Zünd(8)	—	—	12	—	12	—	25	—
Deborah Doyle McWhinney(9)	—	—	57	71	57	71	150	188
Total	280	235	264	282	544	517	1,883	1,915

(1)         Shown without VAT and withholding tax; translation of U.S. dollar amounts at respective average exchange rates for the respective year.

(2)         Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Dieter Schenk was appointed at the same time as vice chairman of the Supervisory Board until May 17, 2018 and as chairman of the Supervisory Board of FMC-AG & Co. KGaA since May 17, 2018.

(3)         Chairman of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(4)         Please note for purposes of comparison of the amounts indicated for the fiscal year that Mr. Rolf A. Classon was appointed at the same time as vice chairman of the Supervisory Board of FMC-AG & Co. KGaA since November 30, 2018.

(5)         Member of the Supervisory Board of FMC Management AG, but not a member of the Supervisory Board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG.

(6)         Please note for purposes of comparison of the amounts indicated for the fiscal year that Dr. Gerd Krick was appointed as a member of the Supervisory Board of FMC Management AG until May 17, 2018, and, therefore, received compensation payments to be set out herein until this date. Dr. Gerd Krick is a member of the Supervisory Board of FMC Management AG. The compensation was paid out by FMC Management AG.

(7)         Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA.

(8)         Member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Prof. Dr. Gregor Zünd was appointed as a member of the Supervisory Board of FMC-AG & Co. KGaA as of October 29, 2018, and, therefore, received compensation payments to be set out herein as of this date.

(9)         Former member of the Supervisory Board of FMC-AG & Co. KGaA, but not a member of the Supervisory Board of FMC Management AG; compensation paid out by FMC-AG & Co. KGaA. Please note for purposes of comparison of the amounts indicated for the fiscal year that Mrs. Deborah Doyle McWhinney resigned as a member of the Supervisory Board of FMC-AG & Co. KGaA effective November 1, 2018, and, therefore, received compensation payments to be set out herein until then.

(v)                                  Options to Purchase our Securities

Fresenius Medical Care AG & Co. KGaA share-based plans

At December 31, 2018, the Company has various share-based compensation plans, which may either be equity-or cash-settled.

Fresenius Medical Care AG & Co. KGaA long-term incentive plan 2016

As of May 11, 2016, the issuance of stock options and phantom stocks under LTIP 2011 is no longer possible. In order to continue to enable the members of the Management Board, the members of the management boards of affiliated companies and managerial staff members to adequately participate in the long-term, sustained success of the Company, the Management Board and the supervisory board of Management AG have approved and adopted LTIP 2016 as a successor program effective January 1, 2016.

The LTIP 2016 is a variable compensation program with long-term incentive effects. Pursuant to the LTIP 2016, the plan participants may be granted so-called “Performance Shares” annually or semiannually during 2016 to 2018. Performance Shares are non-equity, cash-settled virtual compensation instruments which may entitle plan participants to receive a cash payment depending on the achievement of pre-defined performance targets further defined below as well as the Company’s share price development.

For members of the Management Board, the Supervisory Board will, in due exercise of its discretion and taking into account the individual responsibility and performance of each Management Board member, determine an initial value for each grant for any awards to Management Board members. For plan participants other than the members of the Management Board, such determination will be made by the Management Board. The initial grant value is determined in the currency in which the respective participant receives their base salary at the time of the grant. In order to determine the number of Performance Shares each plan participant receives, their respective grant value will be divided by the value per Performance Share at the time of the grant, which is mainly determined based on the average price of the Company’s shares over a period of thirty calendar days prior to the respective grant date.

The number of granted Performance Shares may change over the performance period of three years, depending on the level of achievement of the following: (i) revenue growth, (ii) growth in net income attributable to shareholders of FMC-AG & Co. KGaA (“net income growth”) and (iii) return on invested capital (“ROIC”) improvement.

Revenue, net income and ROIC are determined according to IFRS in euro based on full year results. Revenue growth and net income growth, for the purpose of this plan, are determined at constant currency.

An annual target achievement level of 100% will be reached for the revenue growth performance target if revenue growth is 7% in each individual year of the three-year performance period; revenue growth of 0% will lead to a target achievement level of 0% and the maximum target achievement level of 200% will be reached in the case of revenue growth of at least 16%. If revenue growth ranges between these values, the degree of target achievement will be linearly interpolated between these values.

An annual target achievement level of 100% for the net income growth performance target will be reached if net income growth is 7% in each individual year of the three-year performance period. In the case of net income growth of 0%, the target achievement level will also be 0%; the maximum target achievement of 200% will be reached in the case of net income growth of at least 14%. Between these values, the degree of target achievement will be determined by means of linear interpolation.

With regard to ROIC improvement, an annual target achievement level of 100% will be reached if the target ROIC as defined for the respective year is reached. In 2016, the target ROIC was 7.3% and will increase by 0.2% each subsequent year until 2020. A target achievement level of 0% will be reached if the ROIC falls below the target ROIC for the respective year by 0.2 percentage points or more, whereas the maximum target achievement level of 200% will be reached if the target ROIC for the respective year is exceeded by 0.2 percentage points or more. The degree of target achievement will be determined by means of linear interpolation if the ROIC ranges between these values. In case the annual ROIC target achievement level in the third year of a performance period is equal or higher than the ROIC target achievement level in each of the two previous years of such performance period, the ROIC target achievement level of the third year is deemed to be achieved for all years of the respective performance period.

The achievement level for each of the three performance targets will be weighted annually at one-third to determine the yearly target achievement for each year of the three-year performance period. The level of overall target achievement over the three-year performance period will then be determined on the basis of the mean of these three average yearly target achievements. The overall target achievement can be in a range of 0% to 200%.

The number of Performance Shares granted to the plan participants at the beginning of the performance period will each be multiplied by the level of overall target achievement in order to determine the final number of Performance Shares.

The final number of Performance Shares is generally deemed earned four years after the day of a respective grant (the vesting period). The number of such vested Performance Shares is then multiplied by the average Company share price over a period of thirty days prior to the lapse of this four-year vesting period. The respective resulting amount will then be paid to the plan participants as cash compensation.

During 2018, the Company awarded 632,804 Performance Shares under the LTIP 2016 including 73,315 Performance Shares to the members of the Management Board at a measurement date weighted average fair value of €51.99 each and a total fair value of €32,900, which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

During 2017, the Company awarded 614,985 Performance Shares under the LTIP 2016 including 73,746 Performance Shares to the members of the Management Board at a measurement date weighted average fair value of €83.40 each and a total fair value of €51,290 THOUS which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

During 2016, the Company awarded 642,349 Performance Shares under the LTIP 2016 including 79,888 Performance Shares to the members of the Management Board at a measurement date weighted average fair value of €76.19 each and a total fair value of €48,941 THOUS which will be revalued if the fair value changes. The total fair value will be amortized over the four-year vesting period.

Fresenius Medical Care AG & Co. KGaA long-term incentive program 2011

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (“2011 SOP”) was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and supervisory boards, forms the Company’s LTIP 2011. Under the LTIP 2011, participants were granted awards, which consisted of a combination of stock options and phantom stocks. The final grant under the LTIP 2011 was made in December 2015. Awards under the LTIP 2011 are subject to a four-year vesting period. Vesting of the awards granted is subject to achievement of pre-defined performance targets. The 2011 SOP was established with a conditional capital increase up to €12,000 THOUS subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share.

Stock options granted under the LTIP 2011 have an eight-year term and can be exercised for the first time after a four-year vesting period. The exercise price of stock options granted under the LTIP 2011 shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the LTIP 2011 to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Stock options under the LTIP 2011 are not transferable by a participant or a participant’s heirs, and may not be transferred, pledged, assigned, or disposed of otherwise.

Phantom stock awards under the LTIP 2011 entitle the holders to receive payment in euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the share price on the Frankfurt Stock Exchange of one of the Company’s shares on the exercise date. Phantom stock awards have a five-year term and can be exercised for the first time after a four-year vesting period. For participants who are U.S. taxpayers, the phantom stock is deemed to be exercised in any event in the month of March following the end of the vesting period.

New incentive bonus plan

In 2018, the Management Board was eligible for performance—related compensation that depended upon achievement of pre-defined targets. The targets are measured based on the operating income margin, net income growth and free cash flow (net cash provided by operating activities after capital expenditures before acquisitions and investments) in percentage of revenue, and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions and areas of responsibility.

Performance-related bonuses for fiscal year 2018 consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component for the year 2018 will be paid in the following year, after the consolidated financial statements for 2018 have been approved. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. occupational disability, retirement and employment contracts which were not extended by the Company). The amount of cash for the payment relating to the share-based component shall be based on the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise. For each of the members of the

Management Board, the amount of the achievable pay component as well as of the allocation value of the cash-settled share-based compensation is capped.

Share-based compensation related to this plan for years ending 2018, 2017 and 2016 was €3,414 THOUS, €3,418 THOUS and €3,281 THOUS, respectively.

Information on holdings under share-based plans

At December 31, 2018, the Management Board held 602,389 stock options and employees of the Company held 3,294,189 stock options under the various share-based compensation plans of the Company.

At December 31, 2018, the Management Board held 54,711 phantom shares and employees of the Company held 581,816 phantom shares under the 2011 Incentive Plan.

At December 31, 2018, the Management Board held 204,693 Performance Shares and employees of the Company held 1,570,813 Performance Shares under the LTIP 2016.

Additional information on stock options

The table below provides reconciliations for stock options outstanding at December 31, 2018, as compared to December 31, 2017.

Transactions

		Weighted
		Average
		Exercise
Stock options for shares	Options	Price
	(in THOUS)	in €
Balance at December 31, 2017	4,827	65.67
Granted	—	—
Exercised(1)	859	50.67
Forfeited	72	72.45
Balance at December 31, 2018	3,896	68.85

(1) The average share price at the date of exercise of the options was €84.96.

The following table provides a summary of fully vested options outstanding and exercisable at December 31, 2018:

Share Options

	Outstanding			Exercisable
Range of exercise prices in €	Number of options	Weighted average remaining contractual life	Weighted average exercise price in €	Number of options	Weighted average exercise price in €
45.01 — 50.00	937,423	3.30	49.90	937,423	49.90
50.01 — 55.00	126,696	0.51	52.44	126,696	52.44
55.01 — 60.00	173,119	2.00	57.60	173,119	57.60
60.01 — 65.00	—	—	—	—	—
65.01 — 70.00	—	—	—	—	—
70.01 — 75.00	—	—	—	—	—
75.01 — 80.00	2,659,340	4.47	77.04	—	—
	3,896,578	3.95	68.85	1,237,238	51.23

At December 31, 2018, there was €3,146 THOUS total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted average period of one year.

During the years ended December 31, 2018, 2017, and 2016, the Company received cash of €43,508 THOUS, €42,234 THOUS and €39,438 THOUS, respectively, from the exercise of stock options (see note 17 of the notes to the consolidated financial statements included in our 2018 20-F). The intrinsic value of stock options exercised for the twelve-month periods ending December 31, 2018, 2017, and 2016 was €29,440 THOUS, €31,580 THOUS and €31,410 THOUS, respectively.

The compensation expenses related to equity-settled stock option programs are determined based upon the fair value on the grant date and the number of stock options granted which will be recognized over the four-year vesting period. In connection with its equity-settled stock option programs, the Company incurred compensation expense of €6,713 THOUS, €11,736 THOUS and €23,210 THOUS for the years ending December 31, 2018, 2017 and 2016, respectively.

The compensation expenses related to cash-settled share based payment transactions are determined based upon the fair value at the measurement date and the number of phantom shares or Performance Shares granted which will be recognized over the four-year vesting period. In connection with cash-settled share based payment transactions, the Company recognized compensation expense of -€8,799 THOUS, €21,576 THOUS and €15,509 THOUS related to phantom shares for the years ending December 31, 2018, 2017 and 2016, respectively, and €4,152 THOUS, €38,882 THOUS and €19,513 THOUS, related to Performance Shares for the year ended December 31, 2018, 2017 and 2016.

Subsidiary stock incentive plans

In 2014, the Company established two subsidiary stock incentive plans for the acquisitions of Sound and National Cardiovascular Partners. The Company divested its controlling interest in Sound on June 28, 2018, see note 4 c) of the notes to the consolidated financial statements included in our 2018 20-F for information. Compensation expense associated with the Sound subsidiary stock incentive plan was €87,157 THOUS, €35,250 THOUS and €6,984 THOUS for the years ended December 31, 2018, 2017 and 2016, respectively. The remaining subsidiary stock incentive plan related to National Cardiovascular Partners is immaterial to the Company.

(vi)                         Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA

In connection with the formation of FMC-AG & Co. KGaA, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in 1996, Fresenius SE and its affiliates and FMC-AG & Co. KGaA and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between FMC-AG & Co. KGaA and Fresenius SE, their affiliates and with certain of our equity method investees. For further information, see note 5 of the notes to the consolidated financial statements included in our 2018 20-F. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•                       the term “we (or us) and our affiliates” refers only to FMC-AG & Co. KGaA and its subsidiaries; and

•                       the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than FMC-AG & Co. KGaA and its subsidiaries.

Real property leases

The Company is a party to real estate operating lease agreements with the Fresenius SE Companies, which mainly include leases for the Company’s corporate headquarters in Bad Homburg, Germany, and production sites in Schweinfurt and St. Wendel, Germany. The majority of the leases expire at the end of 2026. As of December 31, 2018 and 2017, future minimum rental payments under non-cancelable operating leases with Fresenius SE were €40,316 THOUS and €53,374 THOUS as well as €107,797 THOUS and €118,962 THOUS with other Fresenius SE affiliates, respectively. These minimum rental payments are included within the amounts disclosed in note 21 of the notes to the consolidated financial statements included in our 2018 20-F.

For information with respect to our principal properties, see “Item 4.D. Property, plant and equipment” in our 2018 20-F. For discussion of related party leases, see Item 6B, “Directors, senior management and employees — Compensation” and note 5 of the notes to the consolidated financial statements included in our 2018 20-F.

Trademarks

Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries (hereinafter referred to as “D-GmbH”), have entered into agreements containing the following provisions. Fresenius SE has granted to D-GmbH, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the “Fresenius Medical Care” name as a trade name, in all aspects of the renal business. D-GmbH, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•                       to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Vascular Care” or “Fresenius Medical Care Physician Services”;

•                       to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius SE. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•                       to use “Fresenius Medical Care” as a trade name in the renal business

We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of D-GmbH. D-GmbH will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names.

Other intellectual property

Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine®, the polyvinyl chloride-free packaging material, Fresenius SE has granted to D-GmbH, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. D-GmbH and Fresenius SE share equally any royalties from licenses of the Biofine® intellectual property by either D-GmbH or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE transferred to D-GmbH the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the Merger. Where D-GmbH acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, D-GmbH licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to D-GmbH exclusively in the renal business and non-exclusively in all other fields.

Services agreements and products

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the “Fresenius SE Companies”) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. The Company also provides central purchasing services to the Fresenius SE Companies. These related party agreements generally have a duration of 1 to 5 years and are renegotiated on an as needed basis when the agreement comes due. The Company provides administrative services to one of its equity method investees.

In addition to the above-mentioned service and lease agreements, the Company sold products to the Fresenius SE Companies and made purchases from the Fresenius SE Companies and equity method investees. In addition, Fresenius Medical Care Holdings, Inc. (“FMCH”) purchases heparin supplied by Fresenius Kabi USA, Inc. (“Kabi USA”), through an independent group purchasing organization (“GPO”). Kabi USA is an indirect, wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with Kabi USA and does not submit purchase orders directly to Kabi USA. FMCH acquires heparin from Kabi USA, through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

The Company entered into an agreement with a Fresenius SE company for the manufacturing of infusion bags. In order to establish the new production line, the Company purchased machinery from the Fresenius SE company in the amount of €4,497 THOUS during the year ended December 31, 2018.

In December 2010, the Company and Galenica Ltd. (now known as Vifor Pharma Ltd.) formed the renal pharmaceutical company Vifor Fresenius Medical Care Renal Pharma Ltd., (“VFMCRP”), an equity method investee of which the Company owns 45%. The Company has entered into exclusive supply agreements to purchase certain pharmaceuticals from VFMCRP. Under the terms of a certain unconditional purchase agreement, the Company is obligated to purchase approximately €2,206,742 THOUS of pharmaceuticals, of which €305,188 THOUS is committed at December 31, 2018 for 2019. The term of this agreement runs until 2025.

Below is a summary, including the Company’s receivables from and payables to the indicated parties resulting from the above-described transactions with related parties.

Service agreements, lease agreements and products
in € THOUS

	2018		2017		2016		December 31, 2018		December 31, 2017
	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Sales of goods and services	Purchases of goods and services	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
Service agreements (1)
Fresenius SE	445	24,456	381	21,704	389	20,220	378	4,019	40	2,948
Fresenius SE affiliates	3,819	101,590	11,111	81,491	4,866	74,083	681	8,470	9,445	4,696
Equity method investees	20,043	—	17,797	—	17,578	—	2,449	—	1,738	—
Total	24,307	126,046	29,289	103,195	22,833	94,303	3,508	12,489	11,223	7,644

Lease agreements
Fresenius SE	—	8,745	—	8,456	—	9,475	—	—	—	—
Fresenius SE affiliates	—	15,852	—	13,676	—	13,717	—	—	—	—
Total	—	24,597	—	22,132	—	23,192	—	—	—	—

Products
Fresenius SE	—	—	1	—	2	—	—	—	—	—
Fresenius SE affiliates	33,564	39,181	30,529	40,467	26,049	43,390	8,750	3,658	9,148	3,976
Equity method investees	—	425,430	—	399,180	—	371,241	—	57,975	—	36,550
Total	33,564	464,611	30,530	439,647	26,051	414,631	8,750	61,633	9,148	40,526

(1) In addition to the above shown accounts payable, accrued expenses for service agreements with related parties amounted to €9,376 and €6,397 at December 31, 2018 and 2017.

Financing

The Company receives short-term financing from and provides short-term financing to Fresenius SE. The Company also utilizes Fresenius SE’s cash management system for the settlement of certain intercompany receivables and payables with its subsidiaries and other related parties. As of December 31, 2018 and December 31, 2017, the Company had accounts receivable from Fresenius SE related to short-term financing in the amount of €80,228 THOUS and €91,026 THOUS, respectively. As of December 31, 2018 and December 31, 2017, the Company had accounts payable to Fresenius SE related to short-term financing in the amount of €32,454 THOUS and €76,159 THOUS, respectively. The interest rates for these cash management arrangements are set on a daily basis and are based on the then-prevailing overnight reference rate, with a floor of zero, for the respective currencies.

At August 19, 2009, the Company borrowed €1,500 THOUS from the General Partner on an unsecured basis at 1.335%. The loan repayment has been extended periodically and is currently due August 22, 2019 with an interest rate of 0.825%. At November 28, 2013, the Company borrowed an additional €1,500 THOUS with an interest rate of 1.875% from the General Partner. The loan repayment has been extended periodically and is currently due on November 23, 2019 with an interest rate of 0.825%.

The Company provided unsecured term loans to one of its equity method investees during 2015 and 2016 in the amount of CHF 78,416 THOUS (€71,928 THOUS based upon the average exchange rate for the twelve months ended December 31, 2016). These loans were repaid in full during the first half of 2016. The loans were entered into in order to fund the 2015 sale of European marketing rights for certain renal pharmaceuticals to the same equity method investee as well as to finance the investee’s payments for license and distribution agreements. These marketing rights were sold to this equity method investee in 2015 which resulted in a gain of approximately €10,058 THOUS, after tax.

At December 31, 2018 and December 31, 2017, a subsidiary of Fresenius SE held unsecured bonds issued by the Company in the amount of €6,000 THOUS and €6,000 THOUS, respectively. The bonds were issued in 2011 and 2012, mature in 2021 and 2019, respectively, and each has a coupon rate of 5.25% with interest payable semiannually. For further information on these bonds, see note 14 of the notes to the consolidated financial statements included in our 2018 20-F.

At December 31, 2018 and December 31, 2017, the Company borrowed from Fresenius SE in the amount of €185,900 THOUS at an interest rate of 0.825% and €6,000 THOUS at an interest rate of 0.825%, respectively. For further information on this loan agreement, see note 13 of the notes to the consolidated financial statements included in our 2018 20-F.

Other interests

Effective May 17, 2018, Dr. Dieter Schenk assumed the position of Chairman of the Company’s Supervisory Board. Dr. Dieter Schenk retains his positions as the Vice Chairman of the supervisory board of the general partner of Fresenius SE as well as the Vice Chairman of the supervisory board of the Company’s General Partner. He is also Chairman of the Foundation Board of a charitable foundation that is the sole shareholder of the general partner of Fresenius SE. He was also a partner in a law firm which provided services to the Company and certain of its subsidiaries until December 31, 2017. While Dr. Dieter Schenk was a partner in the law firm, the Company incurred expenses in the amount of €2,337 THOUS and €1,258 THOUS for services during 2017 and 2016, respectively. Three of the five members of the Company’s Supervisory Board, including the Chairman Dr. Dieter Schenk and the Vice Chairman Rolf A. Classon, are also members of the supervisory board of the Company’s General Partner.

The Chairman of the supervisory board of the Company’s General Partner, Stephan Sturm, is also the Chairman of the management board of the general partner of Fresenius SE. Rachel Empey is a member of the supervisory board of the Company’s General Partner as well as a member of the management board of the general partner of Fresenius SE. Additionally, the Chairman and Chief Executive Officer of the Management Board of the Company’s General Partner, Rice Powell, is a member of the Management Board of the general partner of Fresenius SE.

General Partner reimbursement

Due to the Company’s legal form of a German partnership limited by shares, the General Partner holds a key management position within the Company. In addition, as key management personnel, members of the Management Board and the Supervisory Board, as well as their close relatives, are considered related parties.

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the members of the Management Board. The aggregate amount reimbursed to the General Partner was €14,612 THOUS, €25,995 THOUS and €18,153 THOUS, respectively, for its management services during 2018, 2017 and 2016 and included an annual fee of €120 THOUS as compensation for assuming liability as general partner. The annual fee is set at 4% of the amount of the General Partner’s share capital (€3,000 THOUS as of December 31, 2018). As of December 31, 2018 and December 31, 2017, the Company had accounts receivable from the General Partner in the amount of €176 THOUS and €246 THOUS, respectively. As of December 31, 2018 and December 31, 2017, the Company had accounts payable to the General Partner in the amount of €47,205 THOUS and €23,020 THOUS, respectively.

Effective May 17, 2018, Dr. Gerd Krick resigned from the position of Chairman of the Company’s Supervisory Board. Dr. Gerd Krick retains his positions as Chairman of the supervisory board of Fresenius SE and of the general partner of Fresenius SE. He is also a member of the supervisory board of the Company’s General Partner.

(vii)                     Principal Accountant Fees and Services

During the AGM held on May 17, 2018, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2018 fiscal year.

In 2018, 2017 and 2016, fees for the auditor KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, and its affiliates were expensed as follows:

Fees

in € THOUS

	Consolidated group	thereof Germany	Consolidated group	thereof Germany	Consolidated group	thereof Germany
	2018		2017		2016
Audit fees	7,845	1,322	8,629	1,232	7,896	1,060
Audit-related fees	320	316	59	18	53	42
Tax fees	1,069	115	830	169	164	—
Other fees	251	234	716	110	4,703	4,689

The current lead engagement partner for the audit of the consolidated financial statements assumed responsibility in 2017.

Audit fees are the aggregate fees billed by KPMG for the audit of the Company’s consolidated financial statements and the statutory financial statements of FMC-AG & Co. KGaA and certain of its subsidiaries, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control over financial reporting are included in audit fees. Audit-related fees are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under audit fees. This category comprises fees billed for comfort letters, consultation on accounting issues, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. Tax fees are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services, as well as support services related to tax audits. Other fees include amounts related to services in regard to the harmonization of the IT-landscape as well as amounts related to supply chain consulting fees.

Fees billed by KPMG for non-audit services in Germany include fees for the services described above within the audit-related fees, tax fees and other fees.

Audit Committee’s pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB) and consolidated financial statements in accordance with IFRS. Our Supervisory Board engages our independent auditors to audit these financial statements, in consultation with our Audit and Corporate Governance Committee and subject to election by our shareholders at our AGM in accordance with German law.

Our financial statements are also included in registration statements and reports that we file with the SEC. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with Rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in “Item (iii). Directors and Senior Management” above.

Fresenius Medical Care AG’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves a catalog of specific non-audit services that may be performed by our auditors as well as provides for additional approval requirements based on fee amount.

The General Partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. Services that are not included in the catalog or are included but exceed applicable fee levels are passed on either to the chairman of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. In addition, the Audit and Corporate Governance Committee is informed about all approvals on a quarterly basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or would be inconsistent with maintaining the auditors’ independence.

During 2018, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $190 THOUS (€161 THOUS).